Deutsche Bank
Earnings Report as of September 30, 2025

Exhibit 99.1

Deutsche Bank
Earnings Report as of September 30, 2025

Contents

Strategy
Group results
Segment results
Consolidated balance sheet
Outlook
Risks and Opportunities
Risks
Opportunities
Risk information
Additional information
Management and Supervisory Board
Events after the reporting period
Basis of preparation/impact of changes in accounting principles
Recently adopted accounting pronouncements
Total net revenues
Earnings per common share
Consolidated statement of comprehensive income
Provisions
Non-GAAP financial measures
Imprint

Deutsche Bank
Earnings Report as of September 30, 2025

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Deutsche Bank
Earnings Report as of September 30, 2025

Strategy

The following section provides an overview of Deutsche Bank’s strategic implementation for the Group and business segments in the third quarter and first nine months of 2025 and should be read in conjunction with the strategy section provided in the Annual Report 2024.

Global Hausbank

Deutsche Bank’s strategic and financial roadmap through 2025 aims to position Deutsche Bank as a Global Hausbank to its clients around the world, with strong European roots and an extensive global network, and to achieve the bank’s 2025 financial targets and capital objectives. The Global Hausbank strategy is underpinned by three key themes: risk management, sustainability and technology, all of which have become even more important considering the ongoing geopolitical and macroeconomic challenges. In this environment, Deutsche Bank, as a Global Hausbank, is well positioned to provide clients with advice and guidance. Leveraging Deutsche Bank’s financial strength, universal expertise and extensive global reach, the bank excels at helping clients navigate periods of uncertainty and volatility.

Deutsche Bank’s key performance indicators 2025

Financial targets and capital objectives for 2025

Financial targets:

  – Post-tax Return on Average Tangible Equity of above 10% for the Group
  – Compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5%
  – Cost/income ratio of below 65%

Capital objectives:

  – Common Equity Tier 1 capital ratio within an operating range of 13.5% to 14.0%, with 200 basis points distance to the Maximum Distributable Amount (MDA) as a floor
  – Total payout ratio of 50% from 2025

Deutsche Bank reaffirms its financial targets as well as the bank’s capital objectives for 2025.

Deutsche Bank’s financial targets and capital objectives are based on the bank’s financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Progress on strategy implementation

Deutsche Bank continued to accelerate execution on all dimensions of its Global Hausbank strategy during the first nine months of 2025 by progressing on revenue growth, operational and capital efficiency.

Deutsche Bank’s compound annual revenue growth rate since 2021 over the last twelve months was 4.2% at the end of the third quarter of 2025. Assets under management across the Private Bank and Asset Management rose by € 140 billion in the last twelve months, driven in part by net inflows of € 66 billion in the first nine months of 2025.

On operational efficiency, Deutsche Bank made further progress toward completing its € 2.5 billion operational efficiency program during the nine months of 2025. Measures include optimization of the bank’s platform in Germany and workforce reduction, particularly in non-client facing roles.

Regarding capital efficiency, cumulative RWA equivalent benefits from capital efficiency measures had already reached € 30 billion, the high end of the bank’s year-end 2025 target range of € 25-30 billion, by the end of the second quarter of 2025. The bank continues to pursue opportunities for further RWA benefits in the fourth quarter of 2025. Deutsche Bank recently announced the completion of its € 250 million share repurchase program launched in September 2025. Together with the bank’s already completed € 750 million share repurchase program launched in April 2025, total share repurchases thereby reached € 1.0 billion in the year. Total capital distributions in 2025, including the 2024 dividend paid in May 2025, thus reached € 2.3 billion, an increase of approximately 50% over 2024.

Deutsche Bank
Earnings Report as of September 30, 2025

Deutsche Bank continues to refine its management agenda aimed at further increasing shareholder value, sustainably growing shareholder returns and further developing the Global Hausbank offering. During the first nine months of 2025, the bank has continued to execute on a series of measures to grow value generation and reengineer its target operating model as described above, supported by a strong culture and leadership. The bank is due to provide a full update on its forward-looking strategy and financial targets at the Investor Deep Dive on November 17, 2025.

Adjusted costs as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Sustainability

In the third quarter of 2025, Deutsche Bank sustainability deal highlights included:

  – Deutsche Bank supported Battery Energy Storage System (BESS) projects globally. Corporate Bank acted as mandated lead arranger and lender in Fidra Energy's landmark GBP 594 million project financing of the largest BESS portfolio in the United Kingdom. Upon completion, the 3,100 MWh system will have the capacity to export over 2 million MWh annually, enough to power approximately 785,000 homes each year. Investment Bank acted as original lender and issuing bank in an AU$ 300 million multi-currency revolving corporate debt facility to Akaysha Energy, enabling BESS development across Australia, the U.S., Japan and Germany
  – Investment Bank served as the sole lead arranger and underwriter for the € 600 million senior secured financing provided to EcoDataCenter, a Swedish digital infrastructure provider. The funds will support continued growth by facilitating the expansion of the Falun and Borlänge data centers. EcoDataCenter earned a Platinum EcoVadis rating in August 2024, which places them among the top 1% of companies globally
  – Investment Bank acted as joint lead manager on Caixa Geral de Depósitos’ € 500 million green senior preferred notes. Net proceeds from the issuance will be allocated to refinancing Green Eligible Projects under its ICMA-aligned Sustainable Funding Framework, where Deutsche Bank acted as sole ESG structuring coordinator

While Deutsche Bank remains committed to its targets and ambitions, the bank is encountering challenges in achieving its target of € 500 billion in cumulative sustainable financing and ESG investment volumes by the end of 2025. Although the pace of sustainable finance volume growth has continued to be robust in 2025, the € 500 billion goal is expected to be achieved in 2026.

As part of its policies and commitments strategy pillar, Deutsche Bank published its updated Transition Plan with latest data and main achievements since the disclosure of the initial plan in October 2023 as well as next steps.

In the bank’s operations, Deutsche Bank achieved improvements in relevant ESG ratings with the S&P Corporate Sustainability Assessment (CSA) score increasing from 67 to 72, which places the bank among the leaders in its peer group. Sustainalytics' ESG Risk Rating score improved from 24.8 to 9.0 (0.0 being best). Deutsche Bank won 11 “Euromoney Awards for Excellence”, including “Best Bank for Corporate Responsibility” in Germany and India as well as “Asia’s Best Bank for Diversity and Inclusion”. Furthermore, the bank was recognized as 'Best Place to Work for Disability Inclusion in India' by Disability:IN.

As part of its Thought Leadership & Stakeholder Engagement activities, Deutsche Bank hosted a roundtable discussion on “Monetizing the protection of rainforests” at the UN Climate Summit in Bonn with stakeholders from rainforest nation, industry, and the financial sector.

Deutsche Bank
Earnings Report as of September 30, 2025

Deutsche Bank segments

Corporate Bank continued to work towards its strategic ambitions, leveraging Corporate Bank’s strong brand and deep client relationships and aiming to offer a full range of advisory and financing solutions. In the third quarter of 2025, the bank made further progress on growing net commission and fee income with corporate and institutional clients year on year. Furthermore, Corporate Bank was awarded "Best Trade Finance Bank“ by the FINANCE Banken-Survey. As a transition partner, Corporate Bank continued to help clients across sector value chains to achieve their strategic goals by offering a broad suite of sustainable finance solutions and sector-aligned expertise. Once again, Corporate Bank completed a number of landmark Project Finance transactions, demonstrating the segment’s strategic focus on structuring and enabling the energy transition.

During the third quarter of 2025, Investment Bank remained focused on delivering against its strategic objectives, while supporting the bank’s clients and driving year on year revenue growth. In Fixed Income & Currencies (FIC), the businesses continued providing solutions to, and growing activity with, institutional, corporate and priority clients in a quarter impacted by ongoing volatility. In Origination & Advisory, revenues for the third quarter of 2025 were significantly higher than both the prior year and prior quarter, demonstrating improved momentum, while the fourth quarter of 2025 pipeline in the Advisory business is encouraging. During the third quarter of 2025, Deutsche Bank was named World’s Best FX Bank in this year’s Euromoney FX Awards, reaffirming the bank’s position as one of the leading banks in this market and demonstrating an enhanced offering to clients.

Private Bank continued the disciplined execution of its transformation strategy in the third quarter of 2025, while delivering resilient new asset inflows and sustained revenue growth. Personal Banking in Germany further progressed on the digital evolution of its business model with the expansion of digital features available to clients in the mobile app and online banking.Growth was supported by successful deposit campaigns in the Postbank brand in Germany, primarily enabled via digital channels. In Italy and Spain, clients benefitted from a broader access to digital services through the rollout of a dedicated digital proposition. The bank maintained a sharp focus on transformation, further optimizing the branch network in Germany. In Wealth Management & Private Banking, the bank delivered steady revenue growth across markets, with acceleration in selected geographies in Europe, the U.S. and Emerging Markets. Asset gathering was particularly strong in investment solutions, specifically in discretionary portfolio management, confirming the ongoing refocus of the business mix towards recurring revenue streams. The continued evolution of the Wealth Management & Private Banking proposition was also recognized within the industry, with multiple regional accolades, including awards in Spain from The Digital Banker at the Global Retail Banking Innovation Awards 2025 for “Best Deposit Product of the Year” and “Best Digital Account in Europe”.

Asset Management, represented by DWS Group GmbH & Co. KGaA, continued to make strategic progress along the four strategy clusters “Growth”, “Value”, “Build” and “Reduce” in the third quarter of 2025. Under Growth, Passive products, represented by the Xtrackers brand, continued to grow while new active ETFs were launched that combine investment expertise with the Xtrackers platform. In the Alternatives space, DWS developed and launched a European Long-Term Investment Fund in strategic partnership with Deutsche Bank and Partners Group, offering clients exclusive access to private markets, including private equity, private credit, real estate and infrastructure. This enables Deutsche Bank to expand its alternatives offering and make private market investments more accessible to a broader base of private investors. Under Build, the joint venture “AllUnity” with Galaxy Digital and Flow Traders started to issue the euro-denominated stablecoin “EURAU”. The e-money token has since been listed on the European crypto exchange BitPanda, among others.

Deutsche Bank
Earnings Report as of September 30, 2025

Group results

Deutsche Bank’s profit before tax was € 7.5 billion for the first nine months of 2025, up 25% compared to the first nine months of 2024. If adjusted for the impacts of the Postbank takeover litigation provision in both periods, profit before tax was up 8% year on year. Nine-month net revenues were € 24.2 billion, essentially flat versus the prior year period, in line with full-year 2025 guidance of around € 32 billion. Nine-month noninterest expenses were € 15.4 billion, down 8% year on year, driven largely by significantly lower nonoperating expenses due to the non-recurrence of the aforementioned Postbank litigation impacts, also in line with full-year guidance of around € 20.8 billion. Adjusted costs, which exclude nonoperating items, were € 15.2 billion, essentially flat and in line with guidance.

Deutsche Bank’s target ratios improved significantly compared to the first nine months of 2024 and were in line with the bank’s 2025 targets. Post-tax return on average shareholders’ equity (RoE) was 9.4%, up from 7.1% in the prior year period. Post-tax return on average tangible shareholders’ equity (RoTE) was 10.4%, up from 7.9% in the prior year period and in line with the bank’s 2025 target of above 10%. The cost/income ratio improved to 64%, down from 69% in the prior year period, and is in line with the bank’s full-year 2025 target of below 65%. Nine-month diluted earnings per share were € 2.34, up from € 1.67 in the prior year period.

Double-digit profit growth and RoTE above 10% in all four businesses

In the first nine months of 2025, Deutsche Bank’s businesses contributed to Group profitability and target ratios as follows:

  – Corporate Bank: profit before tax of € 2.0 billion, up 16% year on year, with RoE of 14.7%, RoTE of 16.0%, and a cost/income ratio of 62%
  – Investment Bank: profit before tax up 18% year on year to € 3.3 billion, with RoE of 12.0%, RoTE of 12.5%, and a cost/income ratio of 55%
  – Private Bank: profit before tax of € 1.8 billion, up 71% year on year, with RoE of 10.2%, RoTE of 10.5%, including RoE of 12.1% and record quarterly RoTE of 12.6% in the third quarter, and a cost/income ratio of 70%
  – Asset Management: profit before tax up 48% year on year to € 666 million, with RoE of 11.4%, RoTE of 25.4%, and a cost/income ratio of 61%

In the third quarter of 2025, profit before tax was € 2.1 billion, down 50% over the third quarter of 2024. Excluding the positive impact of around € 440 million from the partial release of Postbank-related litigation provision in the prior year quarter, profit before tax would have been down by 45% year on year. This development reflected:

  – Net revenues down 19% year on year to € 7.7 billion
  – Noninterest expenses of € 5.2 billion, up 9% year on year, reflecting the non-recurrence of the Postbank-related provision release which positively impacted nonoperating costs in the prior year quarter
  – Adjusted costs, which exclude litigation and other nonoperating items, were flat year on year at € 5.0 billion
  – Provision for credit losses down 16% year on year to € 417 million

Post-tax profit was € 1.7 billion in the quarter, down 45% over the prior year quarter. Both of the bank’s key ratios were in line with 2025 targets, with a post-tax RoE of 8.5%, RoTE of 9.5%, and a cost/income ratio of 67%.

Continued delivery of the Global Hausbank strategy

Deutsche Bank continued to execute on all dimensions of its Global Hausbank strategy during the first nine months of 2025. Updates included:

  – Revenue growth: the bank’s compound annual revenue growth rate since 2021 over the last twelve months was 4.2% at the end of the third quarter of 2025. Assets under management across the Private Bank and Asset Management rose by € 140 billion in the last twelve months, driven in part by net inflows of € 66 billion in the first nine months of 2025.
  – Operational efficiency: Deutsche Bank made further progress toward completing its € 2.5 billion operational efficiency program during the third quarter of 2025. Measures include optimization of the bank’s platform in Germany and workforce reduction, particularly in non-client facing roles. At the end of the third quarter, cumulative savings either realized or expected from completed efficiency measures grew to € 2.4 billion, approximately 95% of the program’s expected total savings, including approximately € 2.3 billion in realized savings to date, as the bank reported cost savings from restructuring and other workforce reduction measures in prior periods, hiring discipline and internal mobility.
  – Capital efficiency: cumulative RWA equivalent benefits from capital efficiency measures had already reached € 30 billion, the high end of the bank’s year-end 2025 target range of € 25-30 billion, by the end of the second quarter. The bank continues to pursue opportunities for further RWA benefits in the fourth quarter of 2025.

Deutsche Bank
Earnings Report as of September 30, 2025

Revenues: year on year growth in operating businesses puts revenues in line with 2025 goals

In the third quarter, net revenues decreased by 19% to € 7.7 billion, primarily driven by the ongoing execution of hedging in Corporate & Other. For the nine months, net revenues were € 24.2 billion, essentially flat versus the prior year period. Revenue development in the bank’s operating businesses was as follows:

Corporate Bank:

  – Third-quarter net revenues were € 1.8 billion, 1% lower year on year as growth in net commission and fee income was more than offset by margin normalization and foreign exchange movements. Corporate Treasury Services revenues were € 1.0 billion, up 2% year on year, as interest hedging, higher business volumes and growth in net commission and fee income partly offset lower deposit margins. Institutional Client Services revenues were € 462 million, 5% lower year on year, driven by lower deposit volumes and lower deposit margins in Institutional Cash Management. Business Banking revenues were € 308 million, down 8% year on year, driven by continued normalization of deposit margins. Deutsche Bank was named Best Trade Finance Bank in the FINANCE Banken-Survey 2025.
  – Nine-month net revenues were € 5.6 billion, down 1% year on year. Corporate Treasury Services were € 3.2 billion, up 1% year on year, while Institutional Client Services were € 1.5 billion, down 1%, and Business Banking revenues were down 8% to € 945 million.

Investment Bank:

  – Third-quarter net revenues were € 3.0 billion, up 18% over the third quarter of 2024, driven by a strong quarter for Fixed Income & Currencies (FIC) combined with an improved Origination & Advisory (O&A) performance. FIC revenues were up 19% to € 2.5 billion, driven by broad-based growth across businesses. FIC ex-Financing revenues were € 1.6 billion, up 21%, driven by growth in Rates and Foreign Exchange and in Credit Trading following strong levels of market activity. During the quarter Deutsche Bank was named World’s Best FX Bank in this year’s Euromoney FX Awards. Financing revenues grew 14% year on year to € 870 million, reflecting higher net interest income and strong deal execution. O&A revenues improved 27% year on year to € 502 million, led by a 34% rise in Debt Origination revenues which partly reflected a recovery in Leveraged Finance markets since the second quarter of 2025. Advisory revenues were essentially flat, while Equity Origination increased 57%.
  – Nine-month net revenues were up 11% year on year to € 9.0 billion. FIC revenues were up 15% year on year to € 7.6 billion, while O&A revenues were down 7% to € 1.4 billion.

Private Bank:

  – Third-quarter net revenues were € 2.4 billion, up 4% year on year. Net interest income was up 9% to € 1.6 billion and net commission and fee income remained essentially flat year on year at € 725 million. Revenues in Personal Banking rose 4% year on year at € 1.3 billion, driven by growth in investment products and deposit revenues. In Wealth Management & Private Banking, revenues also grew 4% year on year to € 1.1 billion, predominantly driven by growth in investment product revenues. Assets under management were € 675 billion, reflecting € 13 billion of net inflows and € 16 billion in positive market development.
  – Nine-month net revenues were € 7.2 billion, up 3% year on year. Revenues in Personal Banking were up 1% year on year to € 3.9 billion, while revenues in Wealth Management & Private Banking rose 5% to € 3.3 billion. Assets under management, at € 675 billion, grew by € 40 billion during the first nine months of 2025, driven primarily by net inflows of € 25 billion.

Asset Management:

  – Third-quarter net revenues were € 734 million, up 11% year on year. Management fees grew by 5% to € 655 million, reflecting higher average assets under management, predominantly in Passive products. Performance and Transaction fees were significantly higher at € 50 million, mainly driven by performance fees from Alternative Infrastructure and higher real estate transaction fees, and Other Revenues of € 29 million were slightly higher than the prior year period. Assets under management were € 1,054 billion at the end of the quarter, an increase of € 44 billion over the previous quarter and up € 91 billion since the end of the third quarter of 2024, resulting from positive market performance and third-quarter net inflows of € 12 billion, driven predominantly by further € 10 billion inflows in Passive products in line with strategy.
  – Nine-month net revenues were up 13% year on year to € 2.2 billion. This reflected 5% growth in management fees to € 1.9 billion, a more-than-threefold rise in Performance and Transaction fees to € 145 million and a 74% increase in Other revenues to € 120 million. Assets under management, at € 1,054 billion, increased by € 43 billion during the first nine months of 2025, driven predominantly by net inflows of € 40 billion.

Deutsche Bank
Earnings Report as of September 30, 2025

Costs in line with full-year 2025 outlook as nonoperating costs normalize

Noninterest expenses were € 15.4 billion in the first nine months of 2025, down 8% from the prior year period and in line with the bank’s full-year 2025 outlook of approximately € 20.8 billion. The year-on-year development included a substantial reduction in nonoperating costs as expected, primarily reflecting the non-recurrence of the aforementioned Postbank-related litigation provision in the prior year period.

Nonoperating costs were € 194 million in the first nine months of 2025, down 88% from the prior year period which included approximately € 900 million in net provisions for Postbank-related litigation, while nonoperating costs in the first nine months of 2025 benefited from provision releases related primarily to Postbank. Restructuring and Severance expenses were € 166 million in the first nine months of 2025, down 32% year on year.

Adjusted costs were € 15.2 billion in the first nine months of 2025, flat year on year and in line with guidance. The workforce was 90,330 full-time equivalents (FTEs) at the end of the period, essentially unchanged from the first nine months of 2024 and up from 89,426 the end of the second quarter of 2025; the third-quarter increase included 889 graduates who joined the bank in July.

In the third quarter, noninterest expenses were € 5.2 billion, up 9% year on year. This increase predominantly reflected the non-recurrence of the aforementioned release of Postbank litigation provision in the prior year quarter. Adjusted costs were € 5.0 billion, in line with quarterly guidance and flat year on year.

Credit provisions reflect macroeconomic uncertainties

Provision for credit losses was € 417 million in the third quarter, or 35 basis points (bps) of average loans, down 16% from the prior year quarter and down 1% relative to the second quarter of 2025. Provision for non-performing (Stage 3) loans was € 357 million, up from € 300 million in the previous quarter, driven largely by the non-recurrence of a model update in the previous quarter, but down 26% from € 482 million in the prior year quarter. Provision for performing (Stage 1 and 2) loans was € 60 million, down from € 123 million in the previous quarter but remained materially higher than the prior year quarter, largely reflecting model updates.

In the first nine months, provision for credit losses was € 1.3 billion, or 36 bps of average loans, down 7% year on year. Provision for non-performing (Stage 3) loans was € 1.0 billion, down 28% from € 1.4 billion the prior year period, while provision for performing (Stage 1 and 2) loans was € 313 million, materially higher year on year, reflecting model updates and changes in the macro-economic environment. In line with guidance, the bank expects provision for credit losses in the second half of 2025 to be lower than in the first half year.

Solid capital ratio supports distributions to shareholders and business growth

The Common Equity Tier 1 (CET1) capital ratio was 14.5% at the end of the third quarter, up from 14.2% in the previous quarter. The quarter-on-quarter development reflected strong organic capital generation through retained earnings, net of deductions for Additional Tier 1 (AT1) coupons, dividends and share repurchases.

The bank recently announced the completion of its € 250 million share repurchase program launched on September 17, 2025. Together with the bank’s already-completed € 750 million share repurchase program launched in April 2025, total share repurchases thereby reached € 1.0 billion in the year. Total capital distributions in 2025, including the 2024 dividend paid in May 2025, thus reached € 2.3 billion, an increase of approximately 50% over 2024.

The Leverage ratio was 4.6% at the end of the third quarter, down slightly from 4.7% in the second quarter. The positive impact of capital generation was materially offset by the previously-announced call of a $ 1.25 billion AT1 capital instrument in September 2025. Leverage exposure was € 1,300 billion at the end of the third quarter, up from € 1,276 billion in the previous quarter and € 1,284 billion at the end of the prior year quarter.

The Liquidity Coverage Ratio was 140% at the end of the third quarter, up from 136% at the end of the second quarter of 2025, above the regulatory requirement of 100% and representing a surplus of € 67 billion. High Quality Liquid Assets were € 234 billion at the end of the quarter, up from € 232 billion at the end of the previous quarter. The Net Stable Funding Ratio was 119%, down slightly from the end of the previous quarter, within the bank’s target range of 115-120% and representing a surplus of € 101 billion.

Customer deposits were € 663 billion in the third quarter, up from € 653 billion in the second quarter and compared to € 650 billion in the third quarter of 2024.

Deutsche Bank
Earnings Report as of September 30, 2025

Group results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank	1,816	1,842	(26)	(1)	5,578	5,642	(63)	(1)
Investment Bank	2,978	2,523	455	18	9,027	8,168	859	11
Private Bank	2,415	2,319	96	4	7,225	7,027	198	3
Asset Management	734	660	74	11	2,189	1,940	248	13
Corporate & Other	(244)	2,126	(2,370)	N/M	152	1,377	(1,226)	(89)
Total net revenues	7,699	9,470	(1,770)	(19)	24,171	24,154	17	0
Provision for credit losses	417	494	(77)	(16)	1,312	1,410	(98)	(7)
Noninterest expenses:
Compensation and benefits	2,931	2,884	47	2	8,866	8,824	42	0
General and administrative expenses	2,247	1,928	319	17	6,492	8,039	(1,548)	(19)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	2	(68)	70	N/M	(3)	(113)	110	(98)
Total noninterest expenses	5,180	4,744	435	9	15,355	16,751	(1,396)	(8)
Profit (loss) before tax	2,102	4,231	(2,129)	(50)	7,504	5,994	1,511	25
Income tax expense (benefit)	403	1,166	(763)	(65)	1,957	1,910	47	2
Profit (loss)	1,699	3,065	(1,366)	(45)	5,548	4,084	1,464	36
Profit (loss) attributable to noncontrolling interests	46	32	14	44	136	106	31	29
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,653	3,033	(1,380)	(46)	5,411	3,978	1,433	36
Profit (loss) attributable to additional equity components	210	172	37	22	605	470	135	29
Profit (loss) attributable to Deutsche Bank shareholders	1,443	2,861	(1,418)	(50)	4,807	3,508	1,299	37

Post-tax return on average tangible shareholders' equity[1]	9.5%	19.3%	(9.8)ppt	N/M	10.4%	7.9%	2.5ppt	N/M
Cost/income ratio[2]	67.3%	50.1%	17.2ppt	N/M	63.5%	69.3%	(5.8)ppt	N/M
Common Equity Tier 1 capital ratio	14.5%	13.8%	0.7ppt	N/M	14.5%	13.8%	0.7ppt	N/M

Loans (gross of allowance for loan losses, in € bn)[3]	481	482	(1)	(0)	481	482	(1)	(0)
Deposits (in € bn)[3]	665	652	13	2	665	652	13	2
Risk-weighted assets (in € bn)[3]	340	356	(16)	(5)	340	356	(16)	(5)
of which: operational risk RWA (in € bn)[3]	59	58	1	2	59	58	1	2
Leverage exposure (in € bn)[3]	1,300	1,284	16	1	1,300	1,284	16	1
Employees (full-time equivalent)[3]	90,330	90,236	94	0	90,330	90,236	94	0
Post-tax return on average shareholders' equity[1]	8.5%	17.3%	(8.8)ppt	N/M	9.4%	7.1%	2.3ppt	N/M
Leverage ratio	4.6%	4.6%	(0.0)ppt	N/M	4.6%	4.6%	(0.0)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Non-GAAP Financial Measures” of this report

2Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

3As of quarter-end

Deutsche Bank
Earnings Report as of September 30, 2025

Segment results

Corporate Bank

Profit before tax was € 670 million in the third quarter of 2025, up by 23% year on year, driven by lower provision for credit losses and lower noninterest expenses, partly offset by lower revenues. Post-tax return on average shareholders’ equity (post-tax RoE) was 14.8%, up from 12.4% in the prior year quarter, and post-tax return on average tangible shareholders’ equity (post-tax RoTE) was 16.2%, up from 13.2%, both increases driven by higher profit before tax. The cost/income ratio was 63%, improved from 64% in the third quarter of 2024.

Net revenues were € 1.8 billion, 1% lower year on year as growth in net commission and fee income was more than offset by margin normalization and foreign exchange rates movements. Corporate Treasury Services revenues were € 1.0 billion, up 2% year on year, as interest hedging, higher business volumes and growth in net commission and fee income were partly offset by lower deposit margins. Institutional Client Services revenues were € 462 million, 5% lower year on year, driven by lower deposit volumes and lower deposit margins in Institutional Cash Management. Business Banking revenues declined by 8% year on year to € 308 million, driven by the normalization of deposit margins.

Provision for credit losses reflected a release of € 4 million in the third quarter of 2025, compared to € 126 million in the last year’s quarter, driven by a release of Stage 1 and 2 and contained Stage 3 charges.

Noninterest expenses were € 1.2 billion, down 2% year on year, and adjusted costs were € 1.1 billion, down 1% year on year, as effective cost management mitigated the impact of inflation and investments in client service and implementation.

For the first nine months of 2025, profit before tax was € 2.0 billion, up 16% year on year. Post-tax RoE increased to 14.7%, from 13.7% in the prior year period, and post-tax RoTE was 16.0%, up from 14.7%. These developments were driven by a 71% decline in provision for credit losses to € 95 million and a 3% decline in noninterest expenses to € 3.4 billion, while adjusted costs increased by 1% to € 3.4 billion, partly offset by a 1% decline in revenues to € 5.6 billion and higher equity allocation. The cost/income ratio improved to 62%, from 63% in the prior year period.

Deutsche Bank
Earnings Report as of September 30, 2025

Corporate Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services[1]	1,045	1,021	25	2	3,171	3,142	29	1
Institutional Client Services	462	485	(22)	(5)	1,462	1,477	(15)	(1)
Business Banking[1]	308	336	(28)	(8)	945	1,023	(78)	(8)
Total net revenues	1,816	1,842	(26)	(1)	5,578	5,642	(63)	(1)
Of which:
Net interest income[2]	1,100	1,195	(94)	(8)	3,429	3,741	(311)	(8)
Net commission and fee income[2]	674	648	26	4	2,027	1,929	98	5
Remaining income[2]	41	(2)	43	N/M	122	(28)	149	N/M
Provision for credit losses	(4)	126	(130)	N/M	95	324	(229)	(71)
Noninterest expenses:
Compensation and benefits	407	399	7	2	1,226	1,185	40	3
General and administrative expenses	744	772	(29)	(4)	2,219	2,372	(153)	(6)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	(0)	(1)	1	N/M	0	(1)	1	N/M
Total noninterest expenses	1,150	1,171	(20)	(2)	3,444	3,556	(112)	(3)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	670	545	125	23	2,039	1,762	277	16

Employees (front office, full-time equivalent)[3]	8,334	7,926	408	5	8,334	7,926	408	5
Employees (business-aligned operations, full-time equivalent)[3]	8,151	8,110	41	1	8,151	8,110	41	1
Employees (allocated central infrastructure, full-time equivalent)[3]	10,606	10,076	530	5	10,606	10,076	530	5
Total employees (full-time equivalent)[3]	27,092	26,113	979	4	27,092	26,113	979	4
Total assets (in € bn)[3,4]	289	288	1	0	289	288	1	0
Risk-weighted assets (in € bn)[3]	71	74	(4)	(5)	71	74	(4)	(5)
of which: operational risk RWA (in € bn)[3]	11	9	2	20	11	9	2	20
Leverage exposure (in € bn)[3]	331	333	(3)	(1)	331	333	(3)	(1)
Deposits (in € bn)[3]	305	310	(5)	(2)	305	310	(5)	(2)
Loans (gross of allowance for loan losses, in € bn)[3]	118	115	2	2	118	115	2	2
Cost/income ratio[5]	63.3%	63.6%	(0.2)ppt	N/M	61.7%	63.0%	(1.3)ppt	N/M
Post-tax return on average shareholders’ equity	14.8%	12.4%	2.4ppt	N/M	14.7%	13.7%	1.0ppt	N/M
Post-tax return on average tangible shareholders’ equity	16.2%	13.2%	2.9ppt	N/M	16.0%	14.7%	1.3ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Starting from the first quarter of 2025, certain smaller non-complex clients previously recorded under Corporate Treasury Services are reported under Business Banking. The reclassification follows a review and realignment of client coverage to provide clients with the most effective coverage within the Corporate Bank. Prior years’ comparatives are presented in the current reporting structure

2Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

3As of quarter-end

4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of September 30, 2025

Investment Bank

Profit before tax was € 965 million in the quarter, up by 19% year on year, primarily driven by an increase in revenues, partially offset by significantly higher provision for credit losses and higher noninterest expenses. Post-tax return on average shareholders’ equity (post-tax RoE) was 10.3%, up from 8.7%, and post-tax return on average tangible shareholders’ equity (post-tax RoTE) was 10.7%, up from 9.0% in the prior year quarter. The cost/income ratio was 57%, improved from 63% in the third quarter of last year.

Net revenues were € 3.0 billion, 18% higher year on year reflecting improvements across Fixed Income & Currencies (FIC) and Origination & Advisory. FIC revenues were € 2.5 billion, up 19% year on year, with increases seen across the majority of businesses. FIC: Ex-Financing revenues rose 21% year on year to € 1.6 billion, with material improvements across macro products and Credit Trading following strong market activity throughout the third quarter of 2025. FIC Financing revenues were up 14% compared to prior year to € 870 million largely reflecting an increase in net interest income and strong levels of pipeline execution.

Origination & Advisory revenues rose 27% year on year to € 502 million. The increase was led by Debt Origination revenues, which were 34% higher than the prior year quarter at € 360 million, largely due to a significant recovery in the Leveraged Finance Market. Equity Origination revenues were 57% higher than the third quarter of last year at € 51 million driven by strong issuance activity. Advisory revenues were 3% lower than in the prior year quarter at € 91 million.

Provision for credit losses was € 308 million in the third quarter of 2025, significantly up from € 135 million in the prior year quarter, driven by Stage 1 and 2 provisions which were materially impacted by further model updates, with Stage 3 impairments also higher.

Noninterest expenses were € 1.7 billion, up 8% year on year, primarily driven by the impact of higher deferred compensation and increased litigation charges. Adjusted costs were € 1.6 billion, up by 6% versus the prior year quarter.

For the first nine months of 2025, profit before tax was € 3.3 billion, up 18% year on year. Post-tax RoE increased to 12.0%, up from 10.4% and post-tax RoTE was 12.5%, up from 10.8% in the prior year period. The cost/income ratio improved to 55%, from 60% in the prior year period. These developments were driven by an 11% increase in net revenues to € 9.0 billion. Noninterest expenses rose marginally by 1% to € 5.0 billion, while adjusted costs increased by 3% to €4.9 billion. Provision for credit losses increased by 63% to € 730 million compared to the prior year period driven by materially higher stage 1 and 2 provisions, with stage 3 charges slightly lower.

Deutsche Bank
Earnings Report as of September 30, 2025

Investment Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %
Net revenues:
Fixed Income & Currencies	2,478	2,091	387	19	7,620	6,647	973	15
Fixed Income & Currencies: Financing	870	762	108	14	2,679	2,349	331	14
Fixed Income & Currencies: Ex-Financing	1,608	1,329	279	21	4,941	4,299	642	15
Origination & Advisory	502	395	107	27	1,366	1,474	(108)	(7)
Debt Origination	360	269	91	34	858	1,016	(158)	(16)
Equity Origination	51	33	19	57	152	126	26	20
Advisory	91	93	(2)	(3)	356	332	24	7
Research and Other[1]	(2)	37	(39)	N/M	41	47	(6)	(12)
Total net revenues[2]	2,978	2,523	455	18	9,027	8,168	859	11
Provision for credit losses	308	135	173	128	730	449	281	63
Noninterest expenses:
Compensation and benefits	716	655	61	9	2,191	2,032	160	8
General and administrative expenses	987	923	64	7	2,761	2,857	(96)	(3)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	(0)	0	N/M	1	(0)	1	N/M
Total noninterest expenses	1,703	1,578	126	8	4,953	4,889	65	1
Noncontrolling interests	1	(4)	5	N/M	7	7	(0)	(3)
Profit (loss) before tax	965	814	152	19	3,337	2,824	513	18

Employees (front office, full-time equivalent)[3]	5,082	4,931	151	3	5,082	4,931	151	3
Employees (business-aligned operations, full-time equivalent)[3]	3,139	3,174	(35)	(1)	3,139	3,174	(35)	(1)
Employees (allocated central infrastructure, full-time equivalent)[3]	12,322	12,187	135	1	12,322	12,187	135	1
Total employees (full-time equivalent)[3]	20,543	20,292	251	1	20,543	20,292	251	1
Total assets (in € bn)[3,4]	774	753	20	3	774	753	20	3
Risk-weighted assets (in € bn)[3]	131	134	(2)	(2)	131	134	(2)	(2)
of which: operational risk RWA (in € bn)[3]	15	16	(1)	(5)	15	16	(1)	(5)
Leverage exposure (in € bn)[3]	598	572	26	4	598	572	26	4
Deposits (in € bn)[3]	25	20	5	25	25	20	5	25
Loans (gross of allowance for loan losses, in € bn)[3]	111	105	6	6	111	105	6	6
Cost/income ratio[5]	57.2%	62.5%	(5.3)ppt	N/M	54.9%	59.9%	(5.0)ppt	N/M
Post-tax return on average shareholders’ equity	10.3%	8.7%	1.6ppt	N/M	12.0%	10.4%	1.6ppt	N/M
Post-tax return on average tangible shareholders’ equity	10.7%	9.0%	1.7ppt	N/M	12.5%	10.8%	1.7ppt	N/M

N/M – Not meaningful

Prior years’ comparatives aligned to presentation in the current year

1Historically, certain bank funding charges that were allocated to the Investment Bank but not directly attributable to specific balance sheet positions were reported within “Research and Other”. Beginning the third quarter of 2025 these charges have been allocated to underlying businesses based on an agreed allocation key in order to support ongoing refinement of business level reporting. Prior years’ comparatives are aligned to presentation in the current year

2Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Basis of preparation/impact of changes in accounting principles - Business Segments” of this report

3As of quarter-end

4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of September 30, 2025

Private Bank

Profit before tax was € 683 million in the third quarter of 2025, up 119% year on year reflecting slightly higher net revenues and lower noninterest expenses, while provisions for credit losses were significantly lower compared to the prior year quarter. Post-tax return on average shareholders’ equity (post-tax RoE) and post-tax return on average tangible shareholders’ equity (post-tax RoTE) increased to 12.1% and 12.6% compared to 5.3% and 5.2% respectively in the prior year quarter. The cost/income ratio improved to 68%, compared to 78% in the third quarter of 2024.

Net revenues were € 2.4 billion, up 4% year on year, reflecting higher net interest income, slightly offset by lower remaining income, while net commission and fee income was essentially flat.

In Personal Banking, net revenues were € 1.3 billion, up 4% year on year. Higher revenues in deposit and investment products were supported by slightly higher lending revenues partly reflecting the absence of a negative non-recurring effect in the prior year.

In Wealth Management & Private Banking, net revenues were € 1.1 billion, up 4% year on year, driven by slightly higher investment product and deposit revenues, while lending revenues remained essentially flat.

Provision for credit losses was € 85 million in the third quarter of 2025, significantly lower than € 205 million in the prior year quarter. Underlying credit trends showed improvements with provision for credit losses benefitting from model updates. The prior year quarter was impacted by transitory effects from the Postbank integration.

Noninterest expenses were € 1.6 billion, down 9% year on year predominantly driven by lower adjusted costs which improved by 9% to € 1.6 billion, reflecting benefits from the segment’s transformation program and more than offsetting an increase in nonoperating costs.

Assets under management were € 675 billion at quarter end, up € 29 billion in the quarter. The increase was driven by € 13 billion net inflows and € 16 billion positive market effects.

For this first nine months of 2025, profit before tax was € 1.8 billion, up € 0.7 billion or 71% year on year. Post‑tax RoE and RoTE increased to 10.2% and 10.5% respectively compared to 6.2% for both ratios in the prior year period. The cost/income ratio improved to 70%, from 77% in the prior year period. These developments reflect a 3% increase in revenues to € 7.2 billion and a 7% decrease in noninterest expenses to € 5.0 billion, driven by a 6% reduction in adjusted costs to € 5.0 billion, reflecting benefits from transformation initiatives. Provision for credit losses fell significantly by 26% to € 421 million compared to the prior-year period, mainly reflecting benefits from model updates and improvements in underlying credit trends. Assets under management rose by € 40 billion, or 6%, to € 675 billion in the first nine months of 2025 compared to the prior year period. The increase mainly reflected € 25 billion net inflows and € 22 billion positive market effects, partly offset by € 16 billion negative foreign exchange rate movements.

Deutsche Bank
Earnings Report as of September 30, 2025

Private Bank results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %
Net revenues:
Personal Banking[1]	1,332	1,279	53	4	3,926	3,880	46	1
Wealth Management & Private Banking[1]	1,083	1,041	43	4	3,299	3,146	152	5
Total net revenues	2,415	2,319	96	4	7,225	7,027	198	3
Of which:
Net interest income	1,557	1,426	131	9	4,528	4,299	229	5
Net commission and fee income	725	730	(5)	(1)	2,297	2,251	46	2
Remaining income	132	163	(30)	(19)	400	477	(77)	(16)
Provision for credit losses	85	205	(120)	(59)	421	573	(152)	(26)
Noninterest expenses:
Compensation and benefits	685	762	(77)	(10)	2,080	2,237	(157)	(7)
General and administrative expenses	961	1,107	(146)	(13)	2,949	3,285	(336)	(10)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	2	(67)	68	N/M	(3)	(111)	108	(97)
Total noninterest expenses	1,647	1,802	(154)	(9)	5,026	5,411	(385)	(7)
Noncontrolling interests	0	0	0	N/M	0	0	0	N/M
Profit (loss) before tax	683	312	371	119	1,778	1,042	735	71

Employees (front office, full-time equivalent)[2]	16,198	17,678	(1,480)	(8)	16,198	17,678	(1,480)	(8)
Employees (business-aligned operations, full-time equivalent)[2]	7,713	7,623	90	1	7,713	7,623	90	1
Employees (allocated central infrastructure, full-time equivalent)[2]	12,315	12,182	133	1	12,315	12,182	133	1
Total employees (full-time equivalent)[2]	36,226	37,483	(1,257)	(3)	36,226	37,483	(1,257)	(3)
Total assets (in € bn)[2,3]	323	326	(3)	(1)	323	326	(3)	(1)
Risk-weighted assets (in € bn)[2]	93	97	(4)	(4)	93	97	(4)	(4)
of which: operational risk RWA (in € bn)[2]	14	15	(1)	(5)	14	15	(1)	(5)
Leverage exposure (in € bn)[2]	334	334	0	0	334	334	0	0
Deposits (in € bn)[2]	325	314	11	4	325	314	11	4
Loans (gross of allowance for loan losses, in € bn)[2]	248	256	(8)	(3)	248	256	(8)	(3)
Assets under Management (in € bn)[2,4]	675	626	49	8	675	626	49	8
Net flows (in € bn)	13	8	5	55	25	27	(2)	(7)
Cost/income ratio[5]	68.2%	77.7%	(9.5)ppt	N/M	69.6%	77.0%	(7.5)ppt	N/M
Post-tax return on average shareholders’ equity	12.1%	5.3%	6.8ppt	N/M	10.2%	6.2%	4.1ppt	N/M
Post-tax return on average tangible shareholders’ equity	12.6%	5.2%	7.4ppt	N/M	10.5%	6.2%	4.3ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Starting from the first quarter of 2025, a portion of certain European Personal Banking clients have been transferred to the Wealth Management & Private Banking segment. This change reflects adjustments in the Private Bank client's classification to better align financial reporting with the underlying business structure. Prior years‘ comparatives are presented in the current reporting structure

2As of quarter-end

3Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

4Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management & Private Banking (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of September 30, 2025

Asset Management

Profit before tax was € 237 million in the third quarter of 2025, up by 42% year on year, driven by higher revenues and stable noninterest expenses. Post-tax RoE was 12.7%, up from 8.5% in the prior year quarter, and post-tax RoTE was 28.1%, up from 18.9% compared to prior year. The cost/income ratio was 59%, down from 67% in the third quarter of last year.

Net revenues were € 734 million, 11% higher year on year. Management fees were € 655 million, an increase of 5% compared to prior year, predominantly in Passive products. Performance & Transaction fees increased significantly to € 50 million in the third quarter of 2025, up from € 12 million in the prior year quarter, reflecting higher performance fees in Alternatives. Other revenues were higher year on year to € 29 million, driven by favorable gains from fair value of guarantees, partly offset by lower deferred compensation hedge revenues.

Noninterest expenses were € 433 million, down 2% year on year, while adjusted costs were € 431 million, down 1%, both driven by lower transformation charges and an insurance reimbursement in the third quarter of 2025.

Assets under management rose by € 44 billion to € 1,054 billion during the third quarter of 2025. The increase was mainly due to positive market impact and net inflows.

Net flows were € 12 billion in the third quarter of 2025 compared to € 18 billion in the prior year quarter, predominately driven by Passive, SQI, Advisory Services and Cash partly offset by net outflows in Multi Asset and Active Equity.

For the first nine months of 2025, profit before tax was € 666 million, up 48% year on year. Post-tax RoE increased to 11.4%, from 7.6% in the prior year period, and post-tax RoTE was 25.4%, up from 17.3%. The cost/income ratio decreased to 61%, from 70% in the prior year period. These developments were driven by 13% growth in net revenues to € 2.2 billion, while noninterest expenses and adjusted costs remained effectively flat at € 1.3 billion. Assets under management at € 1,054 billion increased by € 43 billion in the first nine months of 2025, driven predominantly by net inflows of € 40 billion.

Deutsche Bank
Earnings Report as of September 30, 2025

Asset Management results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %
Net revenues:
Management fees	655	626	29	5	1,924	1,832	92	5
Performance and transaction fees	50	12	38	N/M	145	40	105	N/M
Other	29	22	7	32	120	69	51	74
Total net revenues	734	660	74	11	2,189	1,940	248	13
Provision for credit losses	(2)	0	(2)	N/M	(2)	(1)	(1)	81
Noninterest expenses:
Compensation and benefits	221	224	(4)	(2)	697	689	8	1
General and administrative expenses	213	216	(4)	(2)	641	661	(20)	(3)
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	0	(0)	N/M	0	0	(0)	(30)
Total noninterest expenses	433	441	(8)	(2)	1,338	1,350	(12)	(1)
Noncontrolling interests	66	52	14	27	187	142	44	31
Profit (loss) before tax	237	168	70	42	666	449	217	48

Employees (front office, full-time equivalent)[1]	2,092	2,066	26	1	2,092	2,066	26	1
Employees (business-aligned operations, full-time equivalent)[1]	2,639	2,476	163	7	2,639	2,476	163	7
Employees (allocated central infrastructure, full-time equivalent)[1]	597	583	14	2	597	583	14	2
Total employees (full-time equivalent)[1]	5,328	5,126	203	4	5,328	5,126	203	4
Total assets (in € bn)[1,2]	10	10	0	3	10	10	0	3
Risk-weighted assets (in € bn)[1]	14	18	(4)	(22)	14	18	(4)	(22)
of which: operational risk RWA (in € bn)[1]	5	5	0	0	5	5	0	0
Leverage exposure (in € bn)[1]	10	9	0	5	10	9	0	5
Assets under Management (in € bn)[1,3]	1,054	963	91	9	1,054	963	91	9
Net flows (in € bn)	12	18	(6)	N/M	40	7	33	N/M
Cost/income ratio[4]	59.0%	66.7%	(7.7)ppt	N/M	61.1%	69.6%	(8.4)ppt	N/M
Post-tax return on average shareholders’ equity	12.7%	8.5%	4.2ppt	N/M	11.4%	7.6%	3.8ppt	N/M
Post-tax return on average tangible shareholders’ equity	28.1%	18.9%	9.2ppt	N/M	25.4%	17.3%	8.1ppt	N/M

N/M – Not meaningful

1As of quarter-end

2Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances

3Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services

4 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank
Earnings Report as of September 30, 2025

Corporate & Other

Corporate & Other reported a loss before tax of € 453 million in the third quarter of 2025, compared to a profit before tax of € 2.4 billion in the prior year quarter.

Net revenues were negative € 244 million in the third quarter of 2025, compared to positive € 2.1 billion in the prior year quarter. Revenues relating to valuation and timing differences were negative € 147 million in the third quarter of 2025 reflecting losses on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the IASB. This compares to positive € 2.3 billion in the prior year quarter.

Noninterest expenses were negative € 246 million in the third quarter of 2025, compared to positive € 246 million in the prior year quarter which included the Postbank litigation provision release. Expenses associated with shareholder activities remained flat at € 156 million for the third quarter of 2025, compared to € 156 million in the prior year quarter.

Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 67 million for the third quarter of 2025 compared to positive € 48 million in the prior year quarter, mainly related to DWS.

RWA stood at € 32 billion at the end of the third quarter of 2025, including € 14 billion of operational risk RWA. RWA were lower compared to the prior year quarter driven by model changes including the impacts from the implementation of regulatory requirements.

For the first nine months of 2025, loss before tax was € 315 million, compared to a loss before tax of € 83 million for the first nine months of 2024. The year-on-year movement was driven by lower revenues in valuation and timing differences partially offset by Postbank related and other non-recurring litigation charges recorded in the first nine months of 2024. Net revenues were positive € 152 million compared to positive € 1.4 billion for the first nine months of 2024. Noninterest expenses decreased to € 593 million from € 1.5 billion for the first nine months of 2024, driven by Postbank related and other non-recurring litigation charges compared to the prior year period. Provision for credit losses were essentially flat at € 67 million in the first nine months of 2025 compared to € 65 million in the first nine months of 2024.

Corporate & Other results at a glance

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %	Sep 30, 2025	Sep 30, 2024	Absolute Change	Change in %
Net revenues	(244)	2,126	(2,370)	N/M	152	1,377	(1,226)	(89)
Provision for credit losses	30	27	3	11	67	65	2	3
Noninterest expenses:
Compensation and benefits	903	843	59	7	2,672	2,681	(9)	(0)
General and administrative expenses	(657)	(1,089)	432	(40)	(2,078)	(1,136)	(942)	83
Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M
Restructuring activities	0	(0)	0	N/M	(0)	0	(0)	N/M
Total noninterest expenses	246	(246)	492	N/M	593	1,545	(951)	(62)
Noncontrolling interests	(67)	(48)	(19)	40	(193)	(149)	(44)	30
Profit (loss) before tax	(453)	2,393	(2,846)	N/M	(315)	(83)	(232)	N/M

Total Employees (full-time equivalent)[1]	36,981	36,250	731	2	36,981	36,250	731	2
Risk-weighted assets (in € bn)[1]	32	34	(2)	(6)	32	34	(2)	(6)
Leverage exposure (in € bn)[1]	28	36	(8)	(22)	28	36	(8)	(22)

N/M – Not meaningful

1As of quarter-end

Deutsche Bank
Earnings Report as of September 30, 2025

Consolidated balance sheet

Assets

in € m.	Sep 30, 2025	Dec 31, 2024
Cash and central bank balances	139,644	147,494
Interbank balances (without central banks)	8,363	6,160
Central bank funds sold and securities purchased under resale agreements	35,715	40,803
Securities borrowed	24	44
Financial assets at fair value through profit or loss
Trading assets	161,766	139,772
Positive market values from derivative financial instruments	232,121	291,800
Non-trading financial assets mandatory at fair value through profit or loss	110,869	114,324
Financial assets designated at fair value through profit or loss	0	0
Total financial assets at fair value through profit or loss	504,756	545,895
Financial assets at fair value through other comprehensive income	42,064	42,090
Equity method investments	921	1,028
Loans at amortized cost	474,804	483,897
Property and equipment	6,005	6,193
Goodwill and other intangible assets	7,501	7,749
Other assets [1]	168,226	101,178
Assets for current tax	1,562	1,801
Deferred tax assets	5,667	6,702
Total assets	1,395,251	1,391,033

Liabilities and equity

in € m.	Sep 30, 2025	Dec 31, 2024
Deposits	664,572	667,700
Central bank funds purchased and securities sold under repurchase agreements	3,195	3,740
Securities loaned	2	2
Financial liabilities at fair value through profit or loss
Trading liabilities	41,943	43,498
Negative market values from derivative financial instruments	213,581	276,410
Financial liabilities designated at fair value through profit or loss	115,969	92,047
Investment contract liabilities	471	454
Total financial liabilities at fair value through profit or loss	371,965	412,409
Other short-term borrowings	14,862	9,895
Other liabilities [1]	141,408	95,616
Provisions	2,388	3,326
Liabilities for current tax	932	720
Deferred tax liabilities	592	574
Long-term debt	113,773	114,899
Trust preferred securities	284	287
Total liabilities	1,313,972	1,309,168
Common shares, no par value, nominal value of € 2.56	4,988	5,106
Additional paid-in capital	38,961	39,744
Retained earnings	29,075	25,872
Common shares in treasury, at cost	(942)	(713)
Accumulated other comprehensive income (loss), net of tax	(4,159)	(1,300)
Total shareholders’ equity	67,923	68,709
Additional equity components	11,857	11,550
Noncontrolling interests	1,500	1,606
Total equity	81,279	81,865
Total liabilities and equity	1,395,251	1,391,033

1 Includes non-current assets and disposal groups held for sale

Deutsche Bank
Earnings Report as of September 30, 2025

Movements in assets and liabilities

As of September 30, 2025, the total balance sheet of € 1.4 trillion was essentially flat compared to year end 2024.

Cash, central bank and interbank balances decreased by € 5.6 billion, mainly attributable to the growth in debt securities classified as hold to collect, in line with the bank’s asset purchase program initiative to increase its portfolio of European government bonds.

Central bank funds sold, securities purchased under resale agreements and securities borrowed measured at amortized cost decreased by € 5.1 billion, primarily driven by maturities.

Trading assets grew by € 22.0 billion, mainly driven by increased exposure in government securities in the bank’s debt securities portfolio due to client flows and desk positioning, as well as an increase in precious metal inventory during the first nine month of 2025.

Positive and negative market values of derivative financial instruments decreased by € 59.7 billion and € 62.8 billion, respectively, driven by foreign exchange products primarily due to market volatility, weakening of the U.S. dollar against the euro and new trades booked at materially lower mark-to-market values.

Loans at amortized cost decreased by € 9.1 billion, primarily driven by a significant impact from foreign exchange movements and strategic reductions in the Private Bank mortgage portfolio.

Other assets increased by € 67.0 billion, mainly driven by increases in brokerage and securities related receivables of € 42.4 billion. This was mainly attributable to higher receivables from pending settlements of regular way trades following the seasonality pattern the bank typically observes compared to low year-end levels. This seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 40.6 billion, driving the € 45.8 billion, increase in remaining liabilities. The increase in other assets also included growth in debt securities classified as hold to collect in the amount of € 19.8 billion.

Deposits decreased by € 3.1 billion, primarily due to impact of foreign exchange rate movements.

Financial liabilities designated at fair value through profit or loss increased by € 23.9 billion, mainly due to increased positions in securities sold under resale agreements at fair value through profit or loss and an increase in long-term debt driven by new issuances in FIC business in the Investment Bank.

Other short-term borrowings increased by € 5.0 billion, primarily driven by newly issued commercial paper during the year.

The overall movement of the balance sheet included a decrease of € 68.9 billion due to foreign exchange rate movements, mainly driven by weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total high-quality liquid assets (HQLA) as defined in Commission Delegated Regulation (EU) 2015/61, as amended by Regulation (EU) 2018/1620, amounted to €234 billion as of September 30, 2025 as compared with €226 billion per December 31, 2024. The liquidity coverage ratio was 140% in the third quarter of 2025, exceeding the minimum regulatory requirement by €67 billion.

Deutsche Bank
Earnings Report as of September 30, 2025

Equity

Total equity as of September 30, 2025, was € 81.3 billion compared to € 81.9 billion as of December 31, 2024, a decrease of € 586 million. Positive effects included the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 5.4 billion, the issuance of Additional Tier 1 equity instruments (AT1) treated as equity in accordance with IFRS of € 1.5 billion as well as treasury shares distributed under share-based compensation plans of € 452 million.

Negative effects resulted from the redemption of AT 1 instruments of € 1.2 billion (U.S.$ 1.5 billion) and a related foreign currency translation loss of € 112 million, from cash dividends paid to Deutsche Bank shareholders of € 1.3 billion, coupons paid on additional equity components of € 728 million, from purchases of treasury shares of € 1.4 billion as well as from unrealized net losses on accumulated other comprehensive income, net of tax, of € 2.9 billion. The latter were mainly driven by foreign currency translation, net of tax, of negative € 3.1 billion, primarily resulting from the weakening of the U.S. dollar against the Euro and unrealized net losses attributable to change in own credit risk of financial liabilities designated at fair value through profit or loss, net of tax, of € 115 million. This was partly offset by unrealized net gains on financial assets at FVOCI, net of tax, of € 235 million, unrealized net gains on derivatives hedging the variability of cash flows, net of tax, of € 94 million and unrealized net gains from equity method investments of € 28 million.

Further contributing factors include a net change in share awards for the period of negative € 39 million, option premiums and other effects from options on common shares of negative € 75 million, remeasurement losses related to defined benefit plans, net of tax of € 161 million, a change in noncontrolling interests of negative € 107 million as well as tax benefits related to share-based compensation plans of positive € 99 million.

The share buyback approved by the European Central Bank and resolved by the Management Board of Deutsche Bank AG of up to € 250 million started on September 17, 2025, and was completed on October 20, 2025. As of September 30, 2025, Deutsche Bank repurchased 4.0 million common shares. The repurchase of these shares has reduced total equity by € 123 million as of September 30, 2025.

On March 27, 2025, the Management Board of Deutsche Bank AG resolved a share repurchase program of up to € 750 million. It started on April 1, 2025, and was completed on September 12, 2025. In this period Deutsche Bank repurchased 29.3 million common shares. The repurchase of these shares has reduced total equity by € 750 million.

On January 3, 2025, Deutsche Bank AG cancelled 46.4 million of its common shares, concluding its 2024 share buyback program. The cancellation reduced the nominal value of the shares by € 119 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 675 million. The difference between the common shares at cost and their nominal value reduced additional paid-in capital by € 556 million. The shares had already been deducted from the reported total equity on December 31, 2024. Therefore, the cancellation did not reduce total equity in the first nine months of 2025.

Deutsche Bank
Earnings Report as of September 30, 2025

Outlook

The following section provides an update on the outlook of the Group and the Deutsche Bank’ business segments for the financial year 2025 and should be read in conjunction with the outlook section provided in the Combined Management Report of the Annual Report 2024. The macroeconomic and banking industry outlook in the following section reflects the Group’s general expectations regarding future economic and industry developments. The economic assumptions used in the bank’s models are set out separately in the respective sections.

Macroeconomic and banking industry outlook

The global economy is expected to expand by 3.2% in 2025 as trade uncertainty is moderating, and global growth is expected to remain relatively resilient despite the U.S. tariffs. Nevertheless, the global environment continues to be complex. Consumer price inflation is forecast to ease to an annual average of 3.6%.

The Eurozone’s GDP is forecasted to grow by 1.2% in 2025. Private consumption is recovering, though slowly, supported by a robust labor market. The transmission of the ECB’s monetary policy is proving effective, and domestic economic momentum is expected to outweigh external headwinds from currency appreciation and tariffs. The harmonized rate of inflation is projected at 2.1% in 2025. ECB’s easing cycle appears to be complete, and no further interest rate changes are anticipated until the end of the year.

The German economy is expected to gain only little momentum in the last quarter of 2025, with GDP growing by 0.2% on an annual average in 2025. It will likely take until next year for the strongly expansionary fiscal policy to have a more pronounced impact, particularly on investments. Foreign trade continues to face tariff-related headwinds. Inflation is projected at 2.2% in 2025.

The U.S. economy is expected to grow by 2.0% in 2025, driven primarily by capital expenditures related to artificial intelligence. However, there are signs of a weakening labor market. Consumer price inflation is forecast to average 2.8% in 2025. The Federal Reserve is expected to continue lowering key interest rates until the end of the year.

The Chinese economy is projected to grow by 5.0% in 2025. Fiscal measures aimed at supply-side reforms are likely to dampen growth, while the real estate market continues to constrain private consumption. Inflation is expected to remain at 0.0% in 2025.

The performance of the global banking industry for the remainder of the year will be impacted by several factors. Monetary policy is showing modest convergence, with interest rates remaining unchanged in Europe while further cuts are expected in the U.S. Despite this, banks’ net interest income is likely to remain robust in both regions. Economic growth on both sides of the Atlantic appears to have stabilized at a moderate level, which could lead to a slight improvement in loan demand. This effect may be more pronounced in Germany, where economic momentum is expected to accelerate, and in U.S. rate-sensitive sectors.

Competitive aspects are likely to gain importance. While U.S. regulators debate the finalization of Basel III and push for a stronger non-bank financial system, including stablecoins and crypto assets, concerns are growing that EU banks may face increasing disadvantages. Overall, though banks’ revenues and profits in both Europe and the U.S. are expected to remain strong for the rest of the year. The capital market environment has improved, providing further tailwinds for investment banking and asset management. In Europe, the banking sector M&A activity is likely to remain high.

In contrast, the Chinese banking sector continues to face challenges due to slowing economic growth, trade conflicts, low interest rates driven by low inflation, and limited credit demand. Japanese banks, by comparison, may benefit from an improving macroeconomic and interest rate outlook.

Deutsche Bank
Earnings Report as of September 30, 2025

The European Commission is expected to focus on shaping future strategies for financial markets, data and industry in the last quarter of 2025. Key initiatives include proposals aimed at enhancing the efficiency and supervision of financial market infrastructure. Key legislative files remain under negotiation, including the Retail Investment Strategy, Digital Euro, Open Finance, and the review of the Payment Services Framework.

In the United Kingdom, financial services remain a central pillar of the ten-year ‘Industry Strategy 2025’. The government’s Financial Services Growth & Competitiveness plan emphasizes regulatory streamlining and modernization to support innovation and resilience. Key priorities include simplifying authorization processes, advancing benchmark reform, and strengthening clearing and gilt market infrastructure. Regulators are also working on measures to enhance operational resilience and improve market efficiency.

In the U.S., the regulators proposed a rule to implement the Basel Committee’s finalized Basel III framework. Significant uncertainty remains regarding the scope of changes that will be implemented in the final rule as well as the timing of the finalization. A new proposal is expected to be published in the first quarter of 2026. Regulators have also been investigating the causes and implications of banking failures in 2023, and it is possible that amendments to the calibrations of various regulatory liquidity metrics may be made as a result.

Deutsche Bank outlook

Deutsche Bank’s strategic and financial road map through 2025, referred to as the Global Hausbank strategy, outlines the bank’s 2025 financial targets and capital objectives. Deutsche Bank reaffirms the bank’s financial targets to be achieved by 2025 of a post-tax return on average tangible equity of above 10%, a compound annual growth rate of revenues between 2021 and 2025 of 5.5 to 6.5% and a cost/income ratio of below 65%. The bank also confirms its capital objectives from 2025, including a CET1 capital ratio within an operating range of 13.5% to 14.0% and a payout ratio of 50%.

In 2025, Deutsche Bank net revenues are expected to be slightly higher compared to the prior year. The Group expects revenues to be in line with its full-year guidance of around € 32 billion, supported by the resilience and growth potential of its businesses and continued business momentum.

Corporate Bank expects further progress on its initiatives and growth in business volumes to support the segment’s performance in 2025. Net revenues are expected to be essentially flat compared to the prior year, as higher net commission and fee income is expected to mostly offset ongoing normalization of deposit margins. Corporate Treasury Services net revenues are anticipated to remain essentially flat in 2025 compared to 2024, supported by continued performance and expected volume growth in Corporate Cash Management. Institutional Client Services net revenues are expected to remain essentially flat, as higher revenues in Trust and Securities Services should mostly offset lower net interest income in Institutional Cash Management. In Business Banking, net revenues are anticipated to be lower, reflecting normalization of deposit margins, partly offset by fee growth.

Investment Bank net revenues are expected to be higher in 2025 compared to the prior year. Fixed Income & Currencies (FIC) is expected to build on the momentum of a strong performance in the first nine months of 2025. In Origination & Advisory, the business saw improved revenue performance in the third quarter of 2025 and expects that to continue into the fourth quarter, but it should not be sufficient to offset the underperformance seen in the first half of the year.

FIC net revenues are expected to be higher compared to 2024. Rates and Foreign Exchange have performed well throughout the year to date while benefitting from an improved market environment and are anticipated to build on that momentum in the fourth quarter of 2025. Global Emerging Markets is expected to further develop its onshore capabilities, for example building on the success of the Latin America franchise over the last twelve months. Credit Trading intends to further develop targeted areas in the franchise, while looking to maintain strength in Distressed and Solutions. The Financing business plans to further optimize the effective deployment of resources and benefit from the targeted balance sheet investment made this year, while looking to maintain its position as one of the leading franchises globally.

Deutsche Bank
Earnings Report as of September 30, 2025

Origination & Advisory net revenues are expected to be essentially flat compared to 2024. As mentioned above, the improved performance in the third quarter of 2025 and expected continuation in the fourth quarter may not be sufficient to offset underperformance seen in the first half of 2025. Debt Origination was impacted by market volatility and uncertainty in the first half of the year, specifically in Leveraged Debt Capital Markets, along with a specific loan loss recognized in the first quarter of 2025. However, the industry has recovered well from the volatility and this is expected to continue into the fourth quarter of 2025. Advisory seeks to build on the development seen in the business over the last eighteen months and the pipeline for the fourth quarter of 2025 is encouraging. Equity Origination plans to provide a competitive offering across products, with a specific focus on Initial Public Offerings.

In 2025, Private Bank net revenues are expected to be slightly higher compared to 2024. This reflects growth in investment product revenues supported by continued net inflows in assets under management, as well as higher deposit revenues. Lending revenues are expected to remain essentially flat, while other banking services are lower.

In Personal Banking, net revenues are expected to be essentially flat compared to the prior year. Higher investment product and deposit revenues are expected to be partially offset by slightly lower revenues from lending and lower revenues from other banking services.

In Wealth Management & Private Banking, net revenues are expected to be slightly higher compared to 2024 driven by increased investment product revenues supported by continued business growth, while deposit revenues are expected to be higher and lending revenues to remain essentially flat.

Private Bank expects continued inflows in assets under management in 2025 with corresponding volumes in assets under management expected to be higher compared to year end 2024. However, the overall development of volumes will be highly dependent on market parameters, including equity indices and foreign exchange rates.

Asset Management expects total net revenues to be higher for the full year 2025 compared to 2024. Management fees are expected to be slightly higher from increasing average assets under management. Performance and transaction fees are expected to be significantly higher driven by higher infrastructure performance fees. Other revenues are expected to be significantly higher, predominantly from an improvement in the fair value of guaranteed products. Asset Management expects assets under management to be slightly higher at the end of 2025 compared to 2024, with continued net inflows into Passive including Xtrackers and market performance offset by foreign exchange impact.

Corporate & Other is expected to generate a significantly lower pre-tax loss in 2025 compared to 2024, primarily from the non-recurrence of legacy litigation matters. Revenue outperformance in the first nine months of the year is anticipated to carry over for the full year maintaining the guidance of a pre-tax loss of approximately € 0.5 billion for the full year. Corporate & Other will continue to record shareholder expenses, certain funding and liquidity impacts, the reversal of noncontrolling interests reported in the business segments, primarily from DWS, and valuation and timing differences.

Deutsche Bank is managing the Group’s cost base towards its cost/income ratio target. Noninterest expenses in 2025 are expected to be lower compared to 2024, primarily driven by significantly lower nonoperating costs from lower litigation, restructuring and severance charges. The bank remains highly focused on cost discipline and delivery of the initiatives underway. Adjusted costs are expected to be essentially flat. Continued investments into business growth opportunities and technology, controls and regulatory remediation as well as persistent inflation are expected to be largely offset by benefits from structural efficiency measures as well as lower costs for bank levy and deposit protection. These measures include the optimization of the Germany platform, the upgrade of technology architecture, the front-to-back redesign of processes and measures to increase infrastructure efficiency. The bank reaffirms its cost/income ratio target of below 65% in 2025.

Deutsche Bank
Earnings Report as of September 30, 2025

On provision for credit losses, despite uncertainty from developments around commercial real estate as well as the macroeconomic environment, Deutsche Bank currently anticipates lower provisioning levels in the second half of 2025 relative to the first half of the year, reflecting ongoing underlying portfolio strength. The bank will continue to closely monitor developments around commercial real estate as well as the macroeconomic and geopolitical environment. Deutsche Bank remains committed to stringent underwriting standards and a tight risk management framework. Further details on the calculation of expected credit losses can be found in the section "Risk information" in this report.

Common Equity Tier 1 (CET1) capital ratio by year end 2025 is expected to remain essentially flat compared to 2024. On a net basis, RWA are expected to be essentially flat from capital efficient business growth. Deutsche Bank reaffirms its CET1 capital ratio objective to maintaining this ratio within an operating range of 13.5% to 14.0% (with 200 basis points distance to the Maximum Distributable Amount threshold (MDA) as a floor). As of the end of third quarter 2025, the bank has a 27 basis points CET1 benefit from the adoption of the Article 468 CRR transitional rule for unrealized gains and losses, which will expire at the end of the year. Also, following revised EBA guidance from June 2025 regarding the calculation of operational risk RWA under the new standardized approach, Deutsche Bank must now perform the annual update of operational risk RWA by the end of 2025, which is expected to lead to a 19 basis points reduction in the CET1 ratio.

Deutsche Bank recently announced the completion of its € 250 million share repurchase program launched in September 2025. Together with the bank’s already completed € 750 million share repurchase program launched in April 2025, total share repurchases thereby reached € 1.0 billion in the year. Total capital distributions in 2025, including the 2024 dividend paid in May 2025, thus reached € 2.3 billion, an increase of approximately 50% over 2024.

By the nature of the bank’s business, Deutsche Bank is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including in the United States and in the United Kingdom. Such matters are subject to many uncertainties. While Deutsche Bank has resolved a number of important litigation matters and made progress on others, the bank could be exposed to significant costs if new regulatory enforcement matters or litigation, or those pending against the bank develop adversely. For 2025, Deutsche Bank presently expects net litigation charges to be significantly lower than the levels experienced in 2024. For more details, please refer to “Provisions” of this report.

For a discussion of the risks and opportunities for the outlook of Deutsche Bank please refer to the section “Risks and opportunities” of this report.

Adjusted costs as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our financial targets and capital objectives are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Deutsche Bank
Earnings Report as of September 30, 2025

Risks and Opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what Deutsche Bank has anticipated in its “Outlook”. During the nine months ended September 30, 2025, the global operating environment remained volatile driven by persistent geopolitical uncertainty and shifting monetary policy expectations. Geopolitical risks are focused on the policy announcements of the U.S. administration and the implications for the U.S. and global economies, international trade, inflation and interest rate environment. In Europe, political developments in France increased concerns regarding public debt sustainability and structural reform momentum within the European Union. Although Deutsche Bank’s general assessment of the risks and opportunities that the bank’s businesses are exposed to has not materially changed compared to the information presented in the Annual Report 2024, events in the macroeconomic and geopolitical environment may have additional impacts on the Group’s businesses and financial results.

The Group’s aspirations are subject to various external and internal factors. Deutsche Bank’s performance for the first nine months of 2025 is in line with the bank’s 2025 strategic targets. However, the performance may be adversely impacted by reduced revenue generating capacities of some of the bank’s core businesses should the macroeconomic or geopolitical environment worsen in the final quarter of the year. Deutsche Bank will provide more details on the bank’s forward-looking strategy as part of the Investor Deep Dive on November 17, 2025.

Opportunities may arise if macroeconomic conditions improve beyond currently forecasted levels, leading to higher revenues and supporting the Group’s ability to meet its financial targets. Potentially higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Through times of volatility or uncertainty, Deutsche Bank could also benefit from helping clients navigate such financial markets. Continued focus on operational efficiency, disciplined capital allocation, and the bank’s digital transformation agenda could enhance resilience and position the Group to capture upside potential should the macroeconomic and geopolitical landscape improve more rapidly than currently foreseen. Focusing on and investing in Deutsche Bank’s areas of core strengths may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.

Risks

Macroeconomic and market conditions

The outlook for the global economy during the third quarter of 2025 remained highly dependent on the evolution of monetary policy expectations and the persistence of trade and fiscal uncertainties in the United States. Financial markets remained overall resilient, supported by an improvement in the growth outlook and continued optimism around the growth benefits of AI, with equities advancing and credit spreads tightening. This has increased concerns around an AI-driven bubble forming, although equity valuations are not as extreme as those observed in the dotcom crash and AI hyperscalers are seeing significant revenue growth. Gold prices reached record highs as demand for safe havens increased amid ongoing concerns around inflation risks. Long-end bond yields in Europe increased, led by France, on increasing concerns around the fiscal outlook and as Fitch downgraded the sovereign credit rating from AA- to A+.

In the United States, economic activity is expected to have moderated somewhat in the third quarter of 2025 following strong momentum earlier in the year. The government shutdown has led to delays in publication of key economic data, increasing investor uncertainty around current economic conditions. If the shutdown were to persist for a prolonged period this may negatively impact on economic activity. Investor uncertainty has been further impacted by recent disclosures of exposure to alleged borrower fraud by selected regional banks. If a wider trend emerges this could lead to tighter credit conditions and financial market sell-off, further impacting the economic outlook. Inflation continued to trend downward but remained above the Federal Reserve’s 2% long-term target rate. In response to easing price pressures and signs of a cooling labor market, the Federal Reserve delivered a 25 basis points of rate cuts between July and September 2025, the first since 2024. While the rate cuts supported equity valuations and investor sentiment, volatility in bond markets increased amid uncertainty over the future path of fiscal policy following the passing of the budget bill. Nonetheless, long-term Treasury yields declined over the quarter on the back of policy rate cut expectations.

Deutsche Bank
Earnings Report as of September 30, 2025

Deutsche Bank continues to monitor closely the implications of these developments on its U.S. credit and trading portfolios. While overall portfolio quality remains sound, persistently elevated long-term interest rates, potential for increased market volatility, and refinancing challenges in commercial real estate (CRE) continue to represent key downside risks. The bank remains vigilant regarding potential second-round effects from weaker credit demand, declining collateral values, and increased funding costs across certain sectors and regions.

In Europe, equity markets continuously traded close to record highs, despite persistent vulnerabilities. Growth in the euro area stayed subdued, with Germany showing signs of stagnation as the government’s infrastructure and defense spending packages remain in early stages. Broader European growth expectations were constrained by weak industrial output, high energy costs, and uncertainty surrounding global trade relationships. Inflation continued to be moderate, but remained slightly above the 2% medium-term target of the European Central Bank (ECB) which paused its rate-cutting cycle after four consecutive reductions earlier in the year, though further cuts remain possible if disinflation persists.

In France, sovereign bonds came under pressure amid renewed political uncertainty in late September 2025. The resignation and subsequent reappointment of Prime Minister Sébastien Lecornu amid rising speculation over early elections triggered a sell-off in French government bonds and a widening of sovereign spreads relative to German Federal Bonds. These events reignited investor concerns over fiscal discipline and the potential re-emergence of fragmentation risk within the euro area. The French political situation, together with weak regional growth, represents an ongoing downside risk to European financial stability and confidence.

Markets in Japan reacted strongly to Sanae Takaichi's winning the presidential election of the Liberal Democratic Party, anticipating continued fiscal and monetary support. This led to a rally in equities, a weaker yen, and a sell-off in government bonds, with long-term yields rising due to inflation and borrowing expectations. Moves were partially unwound following the withdrawal of the Komeito party from the ruling coalition. These shifts may increase global market volatility as investors reassess yield and hedging dynamics.

Private credit and activities from non-bank financial institutions (NBFI), continued to face pressure in the third quarter of 2025 due to elevated interest rates, refinancing risks, and subdued investor sentiment. Recent failures of sub-prime lenders in the U.S. increased investor focus on risks associated with private credit and wider concerns around underwriting standards and fraud risk . While Deutsche Bank did not have any exposure to these events, there is a risk that future fraud-related events may lead to unexpected losses if the bank is exposed to those borrowers. The NBFI sector remains broad and fragmented, with varying risk profiles and vulnerabilities. The risk of more widespread defaults and a loss of confidence in private credit markets persists which could lead to market disruption and increased credit risks particularly for higher leveraged borrowers. Deutsche Bank’s private capital-related activities are concentrated on lower risk, diversified products with conservative underwriting standards and mitigating direct risks. The bank is potentially exposed to indirect risks across interconnected portfolios and counterparties and is further enhancing its ability to identify, aggregate and stress these concentrations.

Multiple downside risks persist — including a potential reacceleration of inflation, renewed trade frictions, a loss of investor confidence in the independence of the Federal Reserve or other U.S. institutions, sovereign or political stress in Europe, financial market corrections, a plunge in oil prices, or the potential escalation of geopolitical conflicts.

If multiple downside risks were to materialize simultaneously, such as renewed trade tensions, fiscal instability, or disorderly market corrections in the fourth quarter of 2025, this could impact the bank’s ability to meet its 2025 financial targets.

Geopolitics

Geopolitical developments continue to present a complex and evolving risk landscape that may affect Deutsche Bank’s operating environment, market confidence, and meeting its 2025 financial targets.

In the Middle East, following the implementation of the first phase of the U.S. brokered peace plan in early October, hostilities have significantly subsided. Israel and Hamas agreed to a ceasefire, initiated the release of hostages and prisoners, and began troop withdrawals from Gaza, marking a substantial reduction in regional risk. There remains significant uncertainty over whether the peace plan will hold.

The war in Ukraine continues with persistent Russian attacks on infrastructure, while peace negotiations remain stalled. On October 23, 2025, the EU adopted its 19th sanctions package, introducing sweeping new restrictions including a phased ban on Russian liquid natural gas imports, tighter controls on banks and crypto exchanges, and expanded listings targeting third-country entities. Notably, the package introduces measures akin to secondary sanctions, significantly elevating again compliance and counterparty risks for international banks. Additionally, the U.S. expanded its sanctions to include Russian oil producers on October 22, 2025, compounding secondary sanctions exposure for foreign financial institutions facilitating related transactions.

Deutsche Bank
Earnings Report as of September 30, 2025

In Russia, geopolitical and economic risks have further intensified following Moscow’s fast-tracked legislation enabling the sale of foreign state-owned assets, with concerns that this could be extended to foreign companies. The bank’s operations in Russia have been materially scaled back since the commencement of the war in Ukraine in line with the bank’s exit strategy. These developments further elevate the risk landscape and add further compliance and counterparty risks for international banks, as well as increase the possibility of adverse regulatory or government actions up to and including a loss of control over Deutsche Bank’s subsidiaries or assets.

Concerns around the expansion of hybrid warfare initiatives have continued to increase. Undersea cables are increasingly targeted by state and non-state actors as part of hybrid warfare strategies, which could impact real-time services such as trading, payments and service delivery, especially in regions like India. Additionally, Deutsche Bank vendors may experience degraded connectivity during regional outages that could affect their ability to access the bank’s IT and other environments and deliver services. Overall, extended outages could lead to reputational, regulatory and financial risks for the bank.

Tensions between the U.S. and China remain elevated across a wide range of areas, including trade and technology-related issues, Hong Kong, Taiwan, human rights, tariffs and cybersecurity. In a significant escalation, the U.S. administration has announced the imposition of an additional 100% tariff on Chinese imports starting November 1, 2025, in response to China's expanded export controls on rare earth minerals and critical technologies. If the proposed restrictions materialize, this could drive further economic polarization and fragmentation of global trade with the possible emergence of distinct China vs. U.S.-led blocks. This in turn could adversely affect Deutsche Bank’s expected results of operations and financial targets.

Moreover, the European Union (EU) proposed cutting steel import quotas by 47% and raise out-of-quota tariffs to 50% (from 25%) to protect EU producers from global overcapacity. Potential retaliatorily trade actions could further exacerbate trade tensions and lead to negative impacts on credit quality.

In selected countries, domestic political challenges have arisen from growing political polarization, rising social discontent and higher inflation. These challenges may impede political decision-making processes, forestall necessary structural reforms and lead to negative economic outcomes which could directly or indirectly impact the bank’s risk profile and financial results in those regions.

Liquidity and funding

Credit rating agencies maintained their positive assessments. Fitch reaffirmed Deutsche Bank’s Long-Term Issuer Default Rating (IDR) at ‘A-’ with a Stable Outlook, following its earlier upgrade of the Short-Term IDR to ‘F1’ in June 2025. Morningstar DBRS also upheld its A (high) Long-Term Issuer Rating with a Stable Outlook, citing the bank’s continued progress in strategic transformation and improved funding resilience.

Despite a challenging macroeconomic backdrop marked by persistent geopolitical tensions and evolving interest rate expectations, Deutsche Bank’s liquidity position remained resilient. However, the bank acknowledges that the risks highlighted in this report could still pose risks to its credit spreads, funding costs, and overall liquidity metrics in the future.

Regulatory Change

In June 2025, the EU co-legislators, the Council and the European Parliament reached a political agreement in their negotiation for the revised rules to manage crisis in EU banks, known as Crisis Management and Deposit Insurance (CMDI) review. This set of legislative reforms for the EU crisis management regime includes the Bank Recovery and Resolution Directive (BRRD), the Single Resolution Mechanism Regulation (SRMR) and the Deposit Guarantee Scheme Directive (DGSD). The co-legislators are yet to publish this in the EU Official Journal to become binding law for all EU banks and authorities, which is still ongoing.

In its Pillar 3 report, the Group regularly provides mandatory disclosures from which the hypothetical RWA impacts of CRR3 based on rules not applicable until 2033 can be derived, without including potential legislative revisions or mitigating actions to be taken by the Group by that time. Deutsche Bank believes that there is a clear path to managing the impact of these future regulatory changes without impacting the bank’s capital distribution strategy. However, if legislative revisions or mitigation plans do not develop as expected, this could adversely affect Deutsche Bank’s future RWA development and hence capital objectives and financial targets.

.

Deutsche Bank
Earnings Report as of September 30, 2025

Technology, Data and Innovation

Deutsche Bank continually assesses and monitors emerging security threats to safeguard the confidentiality, integrity, and availability of its operational and information assets including data belonging to clients, business partners, and employees. This comprises identification of and response to incidents along the bank’s supply chain, including external vendors. In the third quarter of 2025, the bank again observed security events impacting the supply chain across industries. Mitigation strategies and controls are continually adapted to address the evolving risks and the global security threat landscape.

Environmental, social and governance

In certain jurisdictions, banks may be pressured into adopting a less ambitious stance on the transition agenda. This move may lead to reputational risks and, over the medium-to-long term, increased climate transition and physical risks. In addition, as the impacts of climate change become more severe and apparent, the complexity and scope of climate risks are expected to rise.

While Deutsche Bank remains committed to its targets and ambitions, the bank is encountering challenges in achieving its target of € 500 billion in cumulative sustainable financing and ESG investment volumes by the end of 2025. Although the pace of sustainable finance volume growth has continued to be robust in 2025, the € 500 billion goal is expected to be achieved in 2026.

Opportunities

Macroeconomic and market conditions

Should economic conditions, such as GDP growth, levels of unemployment, the interest rate environment and competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues. These impacts may only be partially offset by additional costs, therefore improving the Group’s ability to meet its financial targets.

In Germany, the Government is expected to ramp-up spending in fourth quarter of 2025, with stimulus anticipated to boost German GDP with spillover to other European member states. In parallel, German Pension Reforms will expand access to investment solutions. The “Frühstart-Rente” will provide state funding for young people invested into individual, capital backed deposits. The “Riester-Rente” offers new private pension products with defined contribution optionality, reduced admin, lower costs and easier access for low-income earners. The anticipated economic uplift from Pension Reforms supports positive forward-looking growth forecasts in Germany. Although Germany’s economy remains weak in 2025, successful implementation of fiscal stimulus and structural reforms by the German government, along with business opportunities from ramp-up in European Union defense and infrastructure spending may create new business opportunities in the medium term and reduce credit risks.

At the same time, potentially higher inflation, further tariff announcements, lower energy prices, interest rates and market volatility could present a number of opportunities, such as increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios, higher net interest and advisory income as well as higher margins on lending across the Group’s balance sheet.

A substantial proportion of the assets and liabilities on the Group’s balance sheet are of financial instruments carried at fair value, with changes in fair value recognized in the income statement. If market conditions improve or interest rates decline, this could result in an increase in the fair value of certain financial instruments. As a result of such changes, the Group may realize gains in the future.

Deutsche Bank
Earnings Report as of September 30, 2025

Geopolitics

While rising geopolitical risk creates uncertainty which undermines the global growth outlook and leads to increased fragmentation of the business environment, Deutsche Bank could benefit from supporting clients to de-risk their supply chains and rebalance their global footprint if the fragmentation of the international trade order accelerates. Should geopolitical risks unexpectedly subside, the outlook for global growth could improve beyond the bank’s assumptions with positive implications for revenues and risk metrics.

Technology, Data and Innovation

The bank continues to collaborate with leading technology providers on the early adoption of new AI technologies and on ‘Responsible AI’ for the banking industry. Deutsche Bank’s approach is to maximize benefits from AI without compromising on risk. It has created an Artificial Intelligence Oversight Forum to ensure that there are appropriate monitoring and risk assessment of AI solutions and their alignment with the bank’s strategic goals. The bank is establishing an AI platform with scalable shared services to offer all areas across the bank the same opportunities across common use cases and prevent different areas implementing similar solutions. With a significant number of generative AI use cases live and operational, the bank is now in a position to leverage the benefits. This includes a document processing solution that significantly reduces document handling time, as well as digital assistant, which allows business subject matter experts to curate, fine-tune, and control content from large bodies of knowledge in a consistent and reliable manner. In 2025, the bank launched its first client-facing AI solution, a chatbot integrated into the Postbank Mobile Banking App. Additionally, the bank is also adopting more generic AI solutions to support productivity enhancements. Overall, the use of AI technologies could have a positive impact on the bank’s operational efficiency.

Environmental, social and governance

The transition of the Net Zero Banking Alliance (NZBA) in October 2025 from a membership-based alliance to a framework providing guidance, has been perceived as a broader retreat of the banking sector from climate leadership. Deutsche Bank’s continued commitment to Net Zero by 2050 increases the credibility of the bank’s global sustainability strategy, This, in turn, may generate increased opportunities to support clients on their pathways to net zero through the provision of sustainable finance and transition expertise which can lead to both revenue opportunities and improved stakeholder perceptions.

Deutsche Bank
Earnings Report as of September 30, 2025

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Deutsche Bank
Earnings Report as of September 30, 2025

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the first nine months of 2025 considering reforms introduced by Regulation (EU) 2024/1623 (CRR3), being applicable since January 1, 2025. Disclosures according to Pillar 3 of the finalized Basel III framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.

The following selected key risk metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 (CET1) capital ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR), Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2024 in the section “Risk report”.

Common Equity Tier 1 capital ratio¹ , ²
30.9.2025	14.5%
31.12.2024	13.8%

Economic capital adequacy ratio
30.9.2025	197%
31.12.2024	199%

Leverage ratio¹ , ²
30.9.2025	4.6%
31.12.2024	4.6%

Total loss absorbing capacity²
30.9.2025 (Risk Weighted Asset based)	34.6%
30.9.2025 (Leverage Exposure based)	9.1%
31.12.2024 (Risk Weighted Asset based)	33.2%
31.12.2024 (Leverage Exposure based)	9.0%

Liquidity coverage ratio
30.9.2025	140%
31.12.2024	131%

Stressed net liquidity position
30.9.2025	€ 74.0 bn
31.12.2024	€ 56.3 bn

Total risk-weighted assets¹
30.9.2025	€ 340.4 bn
31.12.2024	€ 357.4 bn

Total economic capital demand
30.9.2025	€ 25.1 bn
31.12.2024	€ 24.2 bn

Leverage exposure¹
30.9.2025	€ 1,300 bn
31.12.2024	€ 1,316 bn

Minimum requirement for own funds and eligible liabilities²
30.9.2025	38.6%
31.12.2024	37.5%

Net Stable Funding Ratio
30.9.2025	119%
31.12.2024	121%

1 Starting with the third quarter of 2024 Deutsche Bank adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR; without application of this rule CET1 capital ratio would have been 14.2% with respective CET1 capital of € 48.5 billion and RWA of € 341.1 billion as of September 30, 2025 (13.5% CET1 capital ratio, € 48.4 billion CET1 capital and € 358.6 billion RWA as of December 31, 2024) and in addition, the Leverage ratio would have been 4.5% with respective Tier1 capital of € 59.0 billion and leverage exposure of € 1,299 billion as of September 30, 2025 (4.6% Leverage ratio, € 59.8 billion Tier1 capital and € 1,315 billion leverage exposure as of December 31, 2024)

2Inclusion of interim profits remains subject to ECB approval

Deutsche Bank
Earnings Report as of September 30, 2025

Key risk themes

In the following chapter, Deutsche Bank provides details on key risk themes newly emerged or in focus and thus of high relevance for the Group.

Credit Risk

The latest developments and key uncertainties in the first nine months of 2025 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews (amongst others U.S. tariffs, CRE, Climate Risk, geopolitical risks) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. None of these activities identified additional key risk themes in focus with elevated loss potential for the Group in the third quarter of 2025, other than U.S. tariffs and CRE. Automotive, which was shown as focus area in the Annual Report 2024 is now considered within U.S. tariffs.

U.S. tariffs

There has been continued uncertainty regarding the impacts of U.S. tariffs since the new U.S. administration took office. The announcement of punitive reciprocal import tariffs by the U.S. administration on April 2, 2025 (“Liberation Day”) triggered significant volatility and a sharp sell-off in equity markets followed by a strong recovery in anticipation of the agreement between the U.S. and the EU, signed in August 2025. The situation remains dynamic with selected countries and industries continuing to be targeted by tariff announcements. Despite this, market performance has been strong across risk assets with U.S. equity indices near record highs and credit spreads tightening.

The first phase of reviews by the Group, concluded during the first quarter of 2025, assessed the vulnerability of lower rated clients in sensitive industries to lower profit margins and sales as a result of tariffs. Client industries in scope included Automotives, Manufacturing & Engineering, Consumer Goods, Chemicals, Steel Metals & Mining, Technology and Healthcare & Pharma. The reviews classified individual clients according to their overall direct vulnerability to tariffs and identified actions to be taken including limit reductions, ratings downgrades and watchlist inclusions. The overall direct exposure to clients with high or elevated vulnerability to tariffs is closely monitored and limited in size. Broader industry portfolios across Deutsche Bank remain of a high credit quality, mainly investment grade with no material deterioration observed since tariffs were announced.

Given continued uncertainty, the Group conducted a second phase review in the second quarter to assess these clients for potential indirect, supply chain risks. This resulted in a number of additional clients being identified as high or elevated risk with actions identified mitigate key concentrations. During August 2025, the U.S. Administration announced a total of 50% import tariffs on India, including a 25% penalty for India’s Russian oil purchases. Further reviews of vulnerable clients concluded that the impact is expected to be limited.

As of September 30, 2025, management decided to retain its existing Tariff overlay. Additionally, Deutsche Bank concluded that the Group’s macro-economic variables and forward-looking information (FLI) model appropriately capture a more balanced economic outlook, following bouts of market volatility post liberation day announcements.

Commercial Real Estate

Despite a recent Fed rate cut in U.S. markets, CRE remains challenged by elevated interest rates coupled with reduced leasing demand for office properties. Market stress has been most pronounced in the U.S. where asset valuations have not recovered from the sharp corrections observed since 2022, and higher office vacancy rates persist, as compared to Europe. Certain asset classes, such as industrial, multifamily, retail and hospitality to exhibit relative resilience, although the outlook for traditional office assets remains subdued particularly on the West Coast, where these areas face valuation pressure due to oversupply and reduced transaction volumes as investors remain cautious amid structural shifts in workplace utilization and muted leasing activity. While some broader market indices point towards a stabilization of CRE prices, declining values can still be observed in weaker office submarkets.

Deutsche Bank
Earnings Report as of September 30, 2025

The main risk for the CRE portfolio is related to refinancing and extension of maturing loans which are negatively affected by the impact of higher interest rates on collateral values and debt service. CRE loans often have a significant portion of principal payable at maturity (i.e. bullet loan structure). Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or to meet conditions that allow extension of loans. This risk is further amplified for loans in the office segment due to increased uncertainty about leasing prospects and collateral values. Deutsche Bank continues to closely monitor its CRE portfolio for development of such risks. The Group remains highly selective around new business, focusing on more resilient property types such as multi-family housing, industrial, or logistics.

The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS 9. However, in certain cases, the borrower may be unable to restructure or refinance and therefore is classified as defaulted. This resulted in higher Stage 3 ECLs in 2023, 2024, and the first nine months of 2025. Additionally, in the nine months ending September 30, 2025, model updates outlined in the IFRS 9 Impairment section led to an increase in Stage 1 and Stage 2 ECLs across the CRE portfolio. Overall, uncertainty remains with respect to future defaults and the timing of a full recovery in the CRE markets. Derisking of certain non-performing loans has occurred selectively, via loan restructuring, loan sales and foreclosure. In addition, targeted portfolio actions are ongoing to mitigate the potential impacts from longer than originally expected recovery.

Within the CRE portfolio, the Group differentiates between recourse and non-recourse financing. Non-recourse financings amounting to € 32 billion as of September 30, 2025, versus € 36 billion as of December 31, 2024, rely on sources of repayment that are typically limited to the cash flows generated by the financed property, and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing. Deutsche Bank has used bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. Currently, the CRE market is at an advanced stage of the down cycle, where risk to the Group’s CRE portfolio remains elevated as of September 30, 2025. Market indicators, however, have shown some stability relative to the second quarter 2025 (Green Street Commercial Property Price Index, CPPI, increase of approximately 1%). Detailed information on the stress test performed as of June 30, 2025, including uncertainties and sensitivities, is presented in the” Key Risk Themes “section of the June 30, 2025 Interim Report. CRE exposures not subject to the bespoke stress test include recourse financing with creditworthy borrowers/guarantors, and non-recourse financing for properties with less impacted risk drivers such as retail, hospitality and municipal social housing which benefit from strong underlying demand fundamentals.

The following table presents the non-recourse CRE portfolio subject to bespoke stress-test by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as allowance and provision for credit losses recorded as of September 30, 2025, and December 31, 2024, respectively.

Deutsche Bank
Earnings Report as of September 30, 2025

Stress-tested CRE portfolio

	Sep 30, 2025	Dec 31, 2024
in € m.	Gross Carrying Amount¹	Gross Carrying Amount¹
Exposure by stages
Stage 1	16,015	18,756
Stage 2	6,782	7,713
Stage 3	3,365	2,836
Total	26,162	29,305

thereof:
North America	51%	54%
Western Europe (including Germany)	42%	39%[2]
Asia/Pacific	6%	7%

thereof: offices	40%	42%
North America	22%	24%
Western Europe (including Germany)	16%	17%[3]
Asia/Pacific	1%	2%
thereof: residential	13%	12%
thereof: hospitality	14%	10%
thereof: retail	11%	10%

Weighted average LTV, in %
Investment Bank	64%	66%
Corporate Bank	58%	56%
Other Business	70%	71%

	Nine months ended Sep 30, 2025	Twelve months ended Dec 31, 2024
Allowance for Credit Losses[4]	829	653
Provision for Credit Losses[4]	595	492
thereof: North America	476	400

1Loans at amortized cost

2Germany accounts for ca 8% of the total stress-tested CRE portfolio as of September 30, 2025 and as of December 31, 2024

3Office loans in Germany account for 11% of total office loans in the stress-tested CRE portfolio as of September 30, 2025 and 10% as of December 31, 2024, respectively

4Allowance for Credit Losses and Provision for Credit Losses do not include country risk allowances/provisions.

The decrease in the stress-tested CRE portfolio since December 31, 2024, was € 3.1 billion mainly driven by loan repayments and FX Impacts.

The average LTV in the U.S. office loan segment was 79% as of September 30, 2025, versus 81% as of December 31, 2024. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity. A continuation of the current stressed market conditions could have a further adverse impact on commercial real estate property values and LTV ratios.

Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment, such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain longer-term impact of remote working arrangements on demand for office space.

Deutsche Bank
Earnings Report as of September 30, 2025

Climate Risk

Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios.

Transition risks, defined as the risks arising from the policy, technology and behavioral changes needed to decarbonize the global economy, are expected to lead to a progressive shift away from fossil fuel-based technologies in favor of renewable energy sources. This will generate increased risks for companies with carbon intensive business models who are unable to execute on credible transition plans. Deutsche Bank is exposed to transition risks via its lending to, and other business activities with, carbon intensive clients and physical assets.

Physical risks, defined as the potential for physical damage and associated financial and non-financial losses due to rising temperatures, are increasing in frequency and intensity. Deutsche Bank is exposed to physical risks via its lending to, and other business activities with, clients and physical assets in regions which are vulnerable to acute events (e.g. wildfires, hurricanes) and chronic events (e.g. rising sea levels).

Managing climate transition and physical risks is a key component of the bank’s risk management and wider sustainability strategy. Climate risks are embedded into the bank’s risk frameworks and appetite, prioritizing clients and portfolios with the highest vulnerability based on a broad range of bespoke climate risk identification and classification approaches, including risk concentrations. All economic sectors are included in the analysis and the carbon-intensive sectors are subject to particular focus.

A sensitivity analysis has been undertaken as part of the climate stress test that is based on reasonable ranges of potential variation for carbon prices and energy prices. The stressed ECL impacts at a one-year horizon were found to be from a single digit euro millions number for a current policies scenario to a low 2-digit euro million figure for a delayed transition scenario. As outlined in the Annual Report 2024, Deutsche Bank believes that ECL estimates for higher transition and physical risk exposures are within reasonable ranges and require no additional corrective measure.

Risk-weighted assets

The table below provides an overview of RWA broken down by risk type and corporate division. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments. As of September 30, 2025, the output floor for RWA according to CRR3 had no impact on Deutsche Bank´s RWA based on the currently applicable regulation.

Risk-weighted assets by risk type and business segment

	Sep 30, 2025
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	59,741	98,160	78,013	9,325	14,487	259,726
Settlement risk	0	19	0	0	85	105
Credit valuation adjustment (CVA)	0	2,416	73	0	207	2,695
Market risk	279	15,864	36	5	2,737	18,921
Operational risk	10,549	15,038	14,458	4,801	14,095	58,941
Total	70,568	131,497	92,580	14,131	31,611	340,387

	Dec 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	67,115	95,869	82,655	13,683	17,633	276,955
Settlement risk	0	4	0	0	11	15
Credit valuation adjustment (CVA)	29	2,907	161	0	334	3,431
Market risk	248	16,270	27	31	2,390	18,965
Operational risk	10,784	14,775	14,438	4,700	13,363	58,061
Total	78,176	129,825	97,281	18,414	33,732	357,427

Deutsche Bank
Earnings Report as of September 30, 2025

RWA of Deutsche Bank were € 340.4 billion as of September 30, 2025, compared to € 357.4 billion at the end of 2024. The decrease of € 17.0 billion, including € 3.4 billion from the introduction of CRR3, was driven by reduced credit risk RWA and credit valuation adjustment RWA, partially offset by increases in operational risk RWA.

Credit risk RWA decreased by € 17.2 billion, including an impact of € 5.0 billion from the introduction of CRR3. In this regard, the two major drivers were the adoption of the rule to deduct exposures for collective investment undertakings that are assigned to a risk weight of 1,250% and reduced risk weights for exchange traded equity exposures. Additionally, credit risk RWA decreased mainly due to foreign exchange movements and capital efficiency measures. This was partially offset by credit risk RWA increases from business growth especially within the Investment Bank and the Corporate Bank.

Credit valuation adjustment RWA decreased by € 0.7 billion, primarily driven by reduced exposures, as well as hedging activities offsetting the initial impact from the introduction of the new basic approach under CRR3.

Deutsche Bank´s operational risk RWA increased by € 0.9 billion, driven by the move from the advanced measurement approach to the new standardized measurement approach for operational risks under CRR3.

Deutsche Bank
Earnings Report as of September 30, 2025

CET1 capital reconciliation to shareholders equity

in € m.	Sep 30, 2025	Dec 31, 2024
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	67,923	68,709
Difference between equity per IASB IFRS / EU IFRS³	(2,402)	(2,433)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	65,521	66,276
Deconsolidation/Consolidation of entities	(24)	(24)
Of which:
Additional paid-in capital	0	0
Retained earnings	(15)	(24)
Accumulated other comprehensive income (loss), net of tax	(9)	0
Total shareholders’ equity per regulatory balance sheet	65,497	66,252
Minority Interests (amount allowed in consolidated CET1)	939	1,020
Foreseeable charges incl. AT1 coupon and shareholder distribution deduction[1]	(2,895)	(2,565)
Capital instruments not eligible under CET1 as per CRR 28(1)	(4)	(7)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	63,536	64,700
Prudential filters	(1,513)	(1,585)
Of which:
Additional value adjustments	(1,634)	(1,680)
Any increase in equity that results from securitized assets	0	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	120	95
Regulatory adjustments	(12,677)	(13,659)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,063)	(5,277)
Deferred tax assets that rely on future profitability	(2,663)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,562)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,075)	(1,173)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(229)	0
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	815	1,012
Other²	(1,900)	(1,721)
Common Equity Tier 1 capital	49,346	49,457

1Interim profits recognized remain subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current years deductions include intended future shareholder distributions of € 2.4 billion and AT1 coupons of € 0.4 billion; also included are € 132 million remaining share buybacks, part of an additional share buyback program of € 250 million as approved by the ECB, and in the meanwhile completed in October, following the full utilization of the initial € 750 million buyback program from the beginning of the year

2Includes capital deductions of € 1.4 billion (December 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme and € 0.5 billion (December 2024: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures

3Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the Note 1 "Material accounting policies and critical accounting estimates" of the Group’s Annual Report 2024. These rules were initially applied in the first quarter 2020

Deutsche Bank’s shareholders equity amounted to € 65.5 billion as of September 30, 2025, compared to € 66.3 billion at the end of 2024. The decrease of € 0.8 billion is largely in line with the development of the total equity (for additional information please refer to the “Equity” section in this report). Shareholders equity is adjusted for minority interests given recognition in CET1 capital of € 0.9 billion and foreseeable charges of € 2.9 billion. Foreseeable charges include € 2.4 billion regulatory deductions for intended future shareholder distributions relating to the Group’s 50% payout ratio policy in respect of financial year 2025, € 0.4 billion accrued AT1 coupon payments and € 0.1 billion remaining share buybacks. Therefore, CET1 capital before regulatory adjustments amounts to € 63.5 billion, down by € 1.2 billion compared to December 31, 2024.

Deutsche Bank
Earnings Report as of September 30, 2025

The deductions for prudential filters and regulatory adjustments decreased by € 1.1 billion since December 31, 2024. These decreases were mainly driven by lower deferred tax assets of € 0.8 billion, reduction of € 0.5 billion in the expected loss shortfall as well as € 0.2 billion from reduced deduction for goodwill and other intangibles. These positive impacts were partially offset by collective investment undertakings not included in RWA of € 0.2 billion and reduced benefit from the temporary treatment of unrealized gains and losses valued at fair value through OCI in accordance with Article 468 of CRR amounting to € 0.2 billion and therefore the CET1 capital amounts to € 49.4 billion, down by € 0.1 billion compared to December 31, 2024.

As of September 30, 2025, Deutsche Bank's CET1 capital ratio was 14.5%, an increase of 66 basis points compared to December 31, 2024. The development was primarily driven by lower RWA as outlined in the previous section.

The initial effect of the implementation of CRR3 amounted to 1 basis point, comprising a CET1 capital reduction of € 0.4 billion and an overall decrease of € 3.4 billion in RWA.

Economic capital adequacy ratio and economic capital

The economic capital adequacy ratio was 197% as of September 30, 2025, compared to 199% as of December 31, 2024. The decrease was driven by an increase in economic capital demand, partly offset by an increase in economic capital supply.

Economic capital supply amounted to € 49.3 billion as of September 30, 2025, compared to € 48.1 billion as of December 31, 2024. The increase of € 1.2 billion was mainly driven by a positive net income of € 5.4 billion, lower capital deductions from deferred tax assets of € 0.9 billion, decrease of deduction for valuation differences between carrying and fair values for debt securities held to collect of € 0.5 billion, lower capital deductions from expected loss shortfall of € 0.5 billion and intangible assets of € 0.3 billion. These increases were partly offset by € 3.1 billion from foreign currency translation adjustments, € 2.8 billion from deductions for intended future shareholder distributions relating to the Group’s 50% payout ratio policy in respect of financial year 2025 and accrued AT1 coupon payments, € 0.3 billion from equity compensation and € 0.3 billion deduction for an additional share buyback program as approved by ECB.

Economic capital demand amounted to € 25.1 billion as of September 30, 2025, which represents an increase of € 0.9 billion compared to € 24.2 billion as of December 31, 2024. Market risk increased by € 1.1 billion mainly due to a change in methodology from Monte Carlo simulation to historical simulation and increased structural foreign exchange risk due to an increased liquidity horizon. Operational risk increased by € 0.3 billion primarily driven by model changes in the forward-looking qualitative adjustment component as well as the simplification of the advanced measurement approach model. Credit risk increased by € 0.2 billion mainly due to increased transfer risk. These increases were partly offset by an increase in diversification benefit of € 0.6 billion due to the change in risk type profile and market risk model changes.

Leverage ratio and leverage exposure

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Sep 30, 2025	Dec 31, 2024
Tier 1 capital	59.9	60.8

Total derivative exposures	125	137
Total securities financing transaction (SFT) exposures	147	152
Total off-balance sheet exposures	127	158
Total on-balance sheet exposures (excluding derivatives and SFTs)	913	883
Asset amounts deducted in determining Tier 1 capital	(12)	(13)
Leverage ratio total exposure measure	1,300	1,316

Leverage ratio (in %)	4.6	4.6

Deutsche Bank
Earnings Report as of September 30, 2025

In the first nine months of 2025 the Tier 1 capital decreased by € 1.0 billion to € 59.9 billion. The development of Tier 1 capital was driven by the exercised call option on an AT 1 capital instrument with a total principal amount of U.S.$ 1.5 billion (€ 1.2 billion equivalent) in the second quarter 2025 and the announced exercise of the call option on a further AT 1 capital instrument with a total principal amount of U.S.$ 1.25 billion (€ 1.2 billion equivalent) in the third quarter 2025, partly offset by the issuance of an AT 1 capital instrument with a total principal amount of € 1.5 billion in the first quarter 2025. In addition, the decrease of CET1 capital as discussed in section “CET1 capital reconciliation to shareholders’ equity” contributed to the development of the Tier 1 capital.

In the nine months of 2025, leverage exposure decreased by € 16.3 billion to € 1,299.7 billion, largely driven by off-balance sheet leverage exposures, which declined by € 31.2 billion, of which € 15.7 billion related to a changed treatment of chargeback risk in a specific payments business and € 11.3 billion impact from changed credit conversion factors under CRR3, as well as lower volumes of irrevocable lending commitments. Furthermore, the leverage exposure related to derivatives decreased by € 11.7 billion, driven by replacement costs and potential future exposure add-ons under the Standardized Approach for Counterparty Credit Risk (SA-CCR) as well as effective notional amounts of written credit derivatives. In addition, the leverage exposure for securities financing transactions (SFTs) decreased by € 4.7 billion, largely in line with the development on the balance sheet. These decreases were partly offset by the leverage exposure for total on-balance sheet exposures (excluding derivatives and SFTs), which increased by € 30.0 billion, largely in line with the development on the balance sheet. For additional information on the development of the balance sheet please refer to section “Movements in assets and liabilities” in this report.

The decrease in leverage exposure in the first nine months of 2025 included a negative foreign exchange impact of € 70.1 billion, mainly due to the weakening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

As of September 30, 2025, Deutsche Bank’s leverage ratio was 4.6%, materially unchanged compared to December 31, 2024. This takes into account a Tier 1 capital of € 59.9 billion over an applicable exposure measure of € 1,299.7 billion as of September 30, 2025 (€ 60.8 billion and € 1,315.9 billion as of December 31, 2024, respectively).

The initial effect of the implementation of CRR3 amounted to 6 basis points, comprising a Tier 1 capital reduction of € 0.4 billion and a decrease of € 27.0 billion in leverage exposure.

Deutsche Bank
Earnings Report as of September 30, 2025

Minimum Requirement of Own Funds and Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC)

MREL and TLAC

in € m. (unless stated otherwise)	Sep 30, 2025	Dec 31, 2024
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	49,346	49,457
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	10,518	11,378
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,003	7,676
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	48	628
Tier 2 (T2) capital instruments eligible under TLAC/MREL	7,051	8,304
Total regulatory capital elements of TLAC/MREL	66,915	69,139

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	50,966	49,352
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Total Loss Absorbing Capacity (TLAC)	117,881	118,491
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	117,881	118,491
Senior preferred plain vanilla	5,824	8,939
Senior preferred structured products	7,806	6,441
Available Minimum Own Funds and Eligible Liabilities (MREL)	131,512	133,871

Risk Weighted Assets (RWA)	340,387	357,427
Leverage Ratio Exposure (LRE)	1,299,655	1,315,906

TLAC ratio
TLAC ratio (as percentage of RWA)	34.63	33.15
TLAC requirement (as percentage of RWA)	23.12	23.21
TLAC ratio (as percentage of Leverage Exposure)	9.07	9.00
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	39,185	35,538
TLAC surplus over LRE requirement	30,155	29,667

MREL subordination
MREL subordination ratio (as percentage of RWA)	34.63	33.15
MREL subordination requirement (as percentage of RWA)	24.93	24.60
MREL subordination ratio (as percentage of LRE)	9.07	9.00
MREL subordination requirement (as percentage of LRE)	7.03	6.95
MREL subordination surplus over RWA requirement	33,024	30,570
MREL subordination surplus over LRE requirement	26,516	27,036

MREL ratio
MREL ratio (as percentage of RWA)	38.64	37.45
MREL requirement (as percentage of RWA)	31.10	30.98
MREL ratio (as percentage of LRE)	10.12	10.17
MREL requirement (as percentage of LRE)	7.03	6.95
MREL surplus over RWA requirement	25,653	23,146
MREL surplus over LRE requirement	40,146	42,416

MREL ratio development

As of September 30, 2025, available MREL were € 131.5 billion, corresponding to a ratio of 38.64% of RWA. This means that Deutsche Bank has a surplus of € 25.7 billion above the Group’s MREL requirement of € 105.9 billion (i.e. 31.10% of RWA including combined buffer requirement). € 117.9 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 34.63% of RWA and 9.07% of LRE, a buffer of € 26.5 billion over the Group’s subordination requirement of € 91.4 billion (i.e. 7.03% of LRE). Compared to December 31, 2024, the buffers over the requirements remained at similar levels given lower available MREL and subordinated MREL was offset by lower RWA and LRE.

TLAC ratio development

As of September 30, 2025, TLAC was € 117.9 billion and the corresponding TLAC ratios were 34.63% of RWA and 9.07% of LRE. This means that Deutsche Bank has a TLAC surplus of € 30.2 billion over its TLAC requirement of € 87.7 billion (i.e. 6.75% of LRE).

Deutsche Bank
Earnings Report as of September 30, 2025

Liquidity Coverage Ratio

As of September 30, 2025, the Group's Liquidity Coverage Ratio was 140%, or €67 billion above the regulatory minimum of 100%. In comparison, as of December 31, 2024, the Group's Liquidity Coverage Ratio was 131% or €53 billion excess liquidity.

Stressed Net Liquidity Position

The stressed Net Liquidity Position increased to € 74 billion as of September 30, 2025 in comparison to € 56 billion as of December 31, 2024. The increase was in large part due to reduced modelled stress outflows relating to committed facilities and derivative positions (approximately € 15 billion) and increased stress compliant deposits (approximately € 6 billion), partially offset by increased Model Overlays related outflows (approximately € 5 billion).

Net Stable Funding Ratio

The Group’s Net Stable Funding Ratio as of September 30, 2025 was 119% or a surplus of €101 billion over the regulatory minimum of 100%. This compares to 121% as of December, 31 2024 or a surplus of €110 billion.

IFRS 9 Impairment

Model overview

During the first nine months of 2025, Deutsche Bank continued to apply the same IFRS 9 impairment model and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2024 except for the change in estimate outlined below. As discussed in that report, the Group leverages existing models used for the determination of capital demand under the Basel Internal Ratings Based Approach and internal risk management practices to calculate the bank’s ECL.

In the second quarter of 2025 the key model update the Group implemented was a model update with regard to the Loss Given Default (LGD) parameter used in the IFRS 9 accounting framework, primarily to align with the corresponding methodologies and models implemented in the solvency framework following regulatory guidelines. This change in estimate led to a net reduction of the credit loss allowance in the amount of € 133 million and impacted all stages. The most pronounced reduction of the credit loss allowance was observed in the Private Bank. In the Corporate Bank and Investment Bank the net impact was primarily in stages 1 and 2 and less pronounced. However, for certain underlying portfolios such as CRE a more pronounced increase in credit loss allowance was observed, which was offset by a reduction of credit loss allowance in other underlying portfolios in these businesses.

In the third quarter of 2025 the Group continued to validate the model performance of relevant feeder and receiver models. Three probability of default (PD) models and one LGD model were recalibrated on that basis which led to a net increase in the credit loss allowance in the amount of € 110 million, impacting all stages, mainly in the Investment Bank and Private Bank. Further, Deutsche Bank introduced a change to the rating-related Stage 2 indicator approach, in which the Group compares a borrower’s lifetime PD at the reporting date with lifetime PD expectations at the date of initial recognition to determine if there has been a significant change in the borrower’s PDs and consequently to any of the borrower’s transaction in the scope of IFRS 9 impairment. Previously the model determined the lifetime PD distribution based on historically observed migration behavior and a sampling of different economic scenarios. A quantile of this distribution, which was defined for each counterparty class, was chosen as the lifetime PD threshold. If the remaining lifetime PD of a transaction according to current expectations exceeded this threshold, the financial asset was deemed to have incurred a significant increase in credit risk and was transferred to Stage 2. The new approach compares the lifetime PD at reporting date directly with the lifetime PD expectations at origination. A relative and an absolute threshold are used for the comparison. If one of the newly introduced thresholds is breached, the financial asset is deemed to have incurred a significant increase in credit risk and is transferred to Stage 2. This change in estimate led to an increase of the credit loss allowance in the amount of € 15 million and impacted stages 1 and 2 in all portfolios.

The latest developments and key uncertainties in the first nine months of 2025 and their consideration in the ECL calculation, based on the bank’s ongoing credit risk management activities and governance framework, are described in the section ‘Key risk themes’ in this report. Activities targeted at assessing the appropriateness of the ECL calculation include regular emerging risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecisions or uncertainties not included in the model that require an overlay. Lastly, the Group presents its major sources of estimation uncertainty in the ECL model and a sensitivity analysis regarding forward looking information as a key assumption.

Deutsche Bank
Earnings Report as of September 30, 2025

Forward-looking information

The tables below contain the macroeconomic variables (MEV’s) included in the application of forward-looking information feeding the IFRS 9 model as of September 30, 2025, and as of December 31, 2024. At each reporting date, the consensus data include the latest macroeconomic developments.

Macroeconomic variables applied

	as of September 2025¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.62%	1.84%
GDP - Eurozone	1.10%	1.38%
GDP - Germany	0.48%	1.60%
GDP - Italy	0.50%	1.05%
GDP - Developing Asia	4.34%	4.41%
GDP - Emerging Markets	3.80%	3.93%
Unemployment - USA	4.40%	4.30%
Unemployment - Eurozone	6.37%	6.27%
Unemployment - Germany	3.80%	3.84%
Unemployment - Italy	6.22%	6.15%
Unemployment - Spain	10.59%	10.18%
Unemployment - Japan	2.46%	2.43%
Real Estate Prices - CRE Index USA	285.87	285.41
Real Estate Prices - CRE Index Eurozone	109.90	110.73
Real Estate Prices - House Price Index USA	325.83	334.40
Real Estate Prices - House Price Index Germany	156.81	159.25
Real Estate Prices - House Price Index Spain	2,103.91	2,147.84
Equity - S&P500	6,424	6,772
Equity - Eurostoxx50	5,414	5,627
Equity - DAX40	24,105	25,079
Equity - MSCI EAFE	1,203	1,266
Equity - MSCI Asia	1,808	1,860
Equity - Nikkei	39,307	40,597
Credit - High Yield Index	327.51	376.22
Credit - CDX High Yield	363.68	407.40
Credit - CDX IG	57.03	65.41
Credit - CDX Emerging Markets	178.76	207.58
Credit - ITX Europe 125	58.96	65.31
Commodity - WTI	64.33	62.90
Commodity - Gold	3,466.51	3,616.90

1MEV as of September 17, 2025, which slightly improved as of September 30, 2025, which would, if applied, only have an immaterial impact on ECL

2Year 1 equals third quarter of 2025 to second quarter of 2026, Year 2 equals third quarter of 2026 to second quarter of 2027

	as of December 2024¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	2.23%	2.04%
GDP - Eurozone	1.04%	1.19%
GDP - Germany	0.38%	1.14%
GDP - Italy	0.74%	1.02%
GDP - Developing Asia	4.53%	4.26%
GDP - Emerging Markets	4.11%	3.81%
Unemployment - USA	4.29%	4.20%
Unemployment - Eurozone	6.46%	6.42%
Unemployment - Germany	3.46%	3.40%
Unemployment - Italy	6.50%	6.76%
Unemployment - Spain	11.12%	10.93%
Unemployment - Japan	2.48%	2.40%
Real Estate Prices - CRE Index USA	312.27	316.81
Real Estate Prices - CRE Index Eurozone	107.75	108.39
Real Estate Prices - House Price Index USA	325.05	333.47
Real Estate Prices - House Price Index Germany	152.78	158.19
Real Estate Prices - House Price Index Italy	103.82	104.92
Real Estate Prices - House Price Index Spain	1,959.68	2,000.70
Equity - S&P500	6,109	6,436
Equity - Eurostoxx50	4,965	5,162
Equity - DAX40	20,131	20,968
Equity - MSCI EAFE	1,069	1,112
Equity - MSCI Asia	1,602	1,630
Equity - Nikkei	38,972	39,582
Credit - High Yield Index	312.32	358.66
Credit - CDX High Yield	332.33	374.29
Credit - CDX IG	56.50	64.29
Credit - CDX Emerging Markets	177.90	202.59
Credit - ITX Europe 125	62.15	68.66
Commodity - WTI	70.46	65.85
Commodity - Gold	2,588.02	2,612.91

Deutsche Bank
Earnings Report as of September 30, 2025

1MEV as of December 5, 2024, which remained consistent as of December 31, 2024

2Year 1 equals fourth quarter of 2024 to third quarter of 2025, Year 2 equals fourth quarter of 2025 to third quarter of 2026

Overlays applied to the IFRS 9 model output

The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any overlays are required. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current macroeconomic and geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework.

As of September 30, 2025, management overlays amounted to € 136 million, compared to € 124 million at the end of 2024 (which resulted in an increase of Allowance for credit losses in both periods). The management overlays in the first nine months of 2025 are primarily driven by overlays to accelerate the impact from model update effects envisaged for later periods and tariffs. The tariff overlay focusing on most vulnerable clients first recorded in the first quarter and slightly increased in the second quarter was continued in the third quarter on a slightly lower basis.

Overall assessment of ECLs

To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout the third quarter of 2025, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite.

Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk Appetite and Management Forum and Group Risk Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant increase in credit risks are identified, clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.

Deutsche Bank
Earnings Report as of September 30, 2025

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. Further down the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the sensitivity of LGD settings on portfolios in Stage 3 have not materially changed versus amounts disclosed in the Annual Report 2024.

Macroeconomic Variables

The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts from downward and upward shifts applied separately to each group of MEVs as of September 30, 2025, and December 31, 2024. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes U.S., Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes U.S., Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Eurostoxx50, DAX40, Nikkei, MSCI Asia, MSCI EAFE
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: CRE Index USA, CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price Index Italy (until 2024 only), House Price Index Spain
  – Commodities: WTI oil price, Gold price

Although interest rates and inflation are not included in the above set of MEVs as separate risk drivers, their overall economic impact is reflected by other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads, since higher rates and inflation typically filter through these forecasts and are thus reflected in the ECL model and below sensitivity analysis in an implicit way.

In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of management overlays is not taken into consideration). ECL quantification for Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.

As of September 30, 2025, the sensitivity impact is higher, compared to December 31, 2024, mainly due to portfolio changes, higher ECL as well as deteriorations of base MEV projections which the analyses were based on.

IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level2

	Sep 30, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(74.0)	(1)pp	79.7
Unemployment rates	(0.5)pp	(46.7)	0.5pp	48.7
Real estate prices	5%	(36.9)	(5)%	42.4
Equities	10%	(18.4)	(10)%	25.9
Credit spreads	(40)%	(17.6)	40%	19.6
Commodities¹	10%	(6.1)	(10)%	7.0

1The sign of the shift applies to oil price changes. Gold price changes have the opposite sign

2The sensitivity analysis was performed without the aforementioned parameter updates and stage 2 related model update

	Dec 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(66.4)	(1)pp	71.8
Unemployment rates	(0.5)pp	(44.9)	0.5pp	49.0
Real estate prices	5%	(13.9)	(5)%	16.0
Equities	10%	(14.1)	(10)%	17.8
Credit spreads	(40)%	(20.7)	40%	24.2
Commodities¹	10%	(7.7)	(10)%	8.7

1The sign of the shift applies to oil price changes. Gold price changes have the opposite sign

2The sensitivity analysis was performed without the aforementioned update to the LGD model, parameter updates and stage 2 related model update

Deutsche Bank
Earnings Report as of September 30, 2025

IFRS 9 Expected Credit Losses

Provision for credit losses was € 417 million in the third quarter, or 35 basis points (bps) of average loans, down 16% from the prior year quarter and down 1% relative to the second quarter of 2025. Provision for non-performing (Stage 3) loans was € 357 million, up from € 300 million in the previous quarter, driven largely by the non-recurrence of a model update in the previous quarter, but down 26% from € 482 million in the prior year quarter. Provision for performing (Stage 1 and 2) loans was € 60 million, down from € 123 million in the previous quarter but remained materially higher than the prior year quarter, largely reflecting model updates.

In the first nine months, provision for credit losses was € 1.3 billion, or 37 bps of average loans, down 7% year on year. Provision for non-performing (Stage 3) loans was € 1.0 billion, down 28% from € 1.4 billion the prior year period, while provision for performing (Stage 1 and 2) loans was € 313 million, materially higher year on year, reflecting model updates and changes in the macro-economic environment. In line with guidance, the bank expects provision for credit losses in the second half of 2025 to be lower than in the first half year.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Sep 30, 2025					Dec 31, 2024
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	701,027	52,783	14,451	577	768,837	681,147	63,836	15,214	609	760,807
of which: Loans	414,664	51,157	14,275	572	480,668	417,456	56,540	14,974	609	489,579
Allowance for credit losses²	448	972	4,330	224	5,974	438	736	4,412	213	5,799
of which: Loans	429	960	4,245	224	5,859	411	718	4,326	213	5,668

Fair value through OCI
Fair value	41,149	755	159	0	42,064	36,828	5,176	86	0	42,090
Allowance for credit losses	11	39	16	0	66	12	16	10	0	38

Off-balance sheet positions
Notional amount	313,495	25,271	2,606	19	341,391	313,625	25,983	2,225	7	341,840
Allowance for credit losses³	101	87	178	2	367	106	82	173	0	361

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets

2Allowance for credit losses do not include allowance for country risk amounting to € 6 million as of September 30, 2025 and € 14 million as of December 31, 2024

3Allowance for credit losses do not include allowance for country risk amounting to € 11 million as of September 30, 2025 and € 2 million as of December 31, 2024

Goodwill and other intangible assets

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of September 30, 2025, an analysis was performed to evaluate if an impairment loss needed to be recognized for the Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset Management’s retail investment management agreements (shown under unamortized intangible assets). As a result of the analysis, neither the goodwill nor the retail investment management agreement intangible asset was impaired.

Deutsche Bank
Earnings Report as of September 30, 2025

Additional information

Management and Supervisory Board

Management Board

On December 12, 2024, Deutsche Bank’s Supervisory Board appointed Dr. Marcus Chromik as Chief Risk Officer and member of the Management Board. He took up his role as Chief Risk Officer on May 20, 2025, and succeeds Olivier Vigneron who had informed the bank that he would not be seeking an extension of his contract. Dr. Marcus Chromik became a member of the Management Board of Deutsche Bank with effect from May 1, 2025.

On March 27, 2025, the Supervisory Board noted that James von Moltke, Chief Financial Officer and responsible for Asset Management, would not be seeking another term when his contract expires in June 2026.

Professor Dr. Stefan Simon left the Management Board on April 30, 2025. Christian Sewing assumed his responsibilities for Legal and Group Governance.

In addition, the Supervisory Board decided that:

  – Raja Akram will be the new Chief Financial Officer. He will become a member of the Management Board on January 1, 2026, and will assume the Chief Financial Officer role after a transitional period.
  – Christian Sewing’s term of office will run until April 2029, which is an extension of three years compared to his current contract.
  – The contract with Fabrizio Campelli was also extended for three years until October 2028. In addition to his responsibilities, he took over responsibility for the Americas region from Stefan Simon as of May 1, 2025.

There were no changes in the Management Board in the third quarter of 2025.

Supervisory Board

The terms of office as members of the Supervisory Board of Sigmar Gabriel, Dr. Dagmar Valcárcel, Dr. Theodor Weimer and Frank Witter ended as scheduled at the conclusion of the General Meeting on May 22, 2025. Sigmar Gabriel and Frank Witter were re-elected as members of the Supervisory Board on May 22, 2025, for a period of four years. Kirsty Roth and Dr. Klaus Moosmayer were also elected as members of the Supervisory Board on May 22, 2025.

There were no changes in the Supervisory Board in the third quarter of 2025.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on the bank’s results of operations, financial position and net assets.

Deutsche Bank
Earnings Report as of September 30, 2025

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its subsidiaries (collectively the “Group” or “Deutsche Bank”) for the nine-month period ended September 30, 2025, is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.

The application of the EU carve out version of IAS 39 had a positive impact of € 199 million on profit before tax and of € 17 million on profit after tax for the nine-month period ended September 30, 2025, compared to a negative impact of € 1.3 billion on profit before taxes and of € 915 million on profit post taxes for the nine-month period ended September 30, 2024. The application of the EU carve out version of IAS 39 had a positive impact of € 343 million on profit before tax and of € 120 million on profit after tax for the three-month period ended September 30, 2025, compared to a negative impact of € 2.0 billion on profit before taxes and of € 1.4 billion on profit post taxes for the three-month period ended September 30, 2024. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. As of September 30, 2025, the application of the EU carve-out had a negative impact on the CET1 capital ratio of about 71 basis points compared to a negative impact of about 68 basis points as of September 30, 2024.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of September 30, 2025, the related consolidated statements of income and comprehensive income for the nine-month period ended September 30, 2025, as well as other information.

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2024, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from tariffs or inflation and broader changes in the political and geopolitical environment, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank
Earnings Report as of September 30, 2025

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group, and which have been newly applied in the first nine months of 2025.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”

On January 1, 2025, the Group adopted amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments did not have a material impact on the Group’s interim consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of September 30, 2025, and therefore have not been applied in the first nine months of 2025.

IFRS 18 “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 contains new guidance on how to structure the Income Statement as well as new disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 18 on the presentation of its consolidated financial statements. The new standard has yet to be endorsed by the EU.

IFRS 19 “Subsidiaries without Public Accountability: Disclosures”

In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. In August 2025, the IASB issued amendments to the not yet effective standard which cover new or amended IFRS Accounting Standards issued between February 28, 2021, and May 1, 2024, that were not considered when IFRS 19 was first issued. The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.

IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the IASB has issued amendments to “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. On electronic payment systems, the amendments permit to deem a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. Further, the amendments provide extended guidance on basic lending agreements, assets with non-recourse features and contractually linked instruments. Disclosures have been amended for contractual terms that could change the timing or amount of contractual cash flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the impact of the amendments on classification and measurement of financial instruments as well as on its disclosures.

Annual Improvements to IFRS

In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash-Flows”. The amendments will be effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The amendments are not expected to have material impact on the Group’s consolidated financial statements.

Deutsche Bank
Earnings Report as of September 30, 2025

Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued “Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)” to address matters identified for contracts referencing to nature-dependent electricity. The own-use requirements in IFRS 9 are to be amended to include the factors an entity is required to consider for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are to be amended to permit an entity using a contract for nature-dependent renewable electricity with a variable volume of forecast electricity transactions as the hedged item as well as for measuring hedge effectiveness. The IASB further amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group does not have significant exposure to electricity purchase contracts and thus does not expect a material impact on the Group’s consolidated financial statements.

German Tax Reform

On July 11, 2025, the German Federal Council passed a new tax law (Gesetz für ein steuerliches Investitionssofortprogramm zur Stärkung des Wirtschaftsstandorts Deutschland). Effective January 1, 2028, the German corporate tax rate will gradually decline over a five-year period ending in 2032 from the current 15% to 10%. In the third quarter, deferred tax assets and liabilities related to the Group's operations in Germany that are estimated to reverse after December 31, 2027, were remeasured to reflect the lower future tax rates. The remeasurement resulted in a positive net impact on the Group´s consolidated financial statements of € 94 million. € 231 million was recognized as a tax benefit in profit or loss and € 137 million was recognized as an expense in other comprehensive income.

Business Segments

Changes in the presentation for segments

In the first quarter of 2025, Deutsche Bank amended the classification of revenues related to certain revenue sharing activities between the Corporate Bank and the Investment Bank to more accurately reflect the impacts on net interest income and net commission and fee income. These revenue sharing activities include the allocation of foreign exchange revenues with Corporate Bank clients, recorded in the Investment Bank, to the Corporate Bank, as well as the allocation of revenues related to relationship lending activities, recorded in the Corporate Bank, to the Corporate Bank and the Investment Bank. Previously, both allocations were reported in remaining income, but are now directly classified in the respective revenue categories. The change did not result in a change of intersegment revenue allocation between the Corporate Bank and the Investment Bank and had no impact on the Group’s consolidated statement of income. Prior years‘ comparatives are presented in the current reporting structure.

Capital expenditures and divestitures

During the first nine months of 2025, the Group did not make any significant capital expenditures or divestitures.

Deutsche Bank
Earnings Report as of September 30, 2025

Total net revenues

	Three months ended		Nine months ended
in € m.	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Interest and similar income	10,972	12,299	33,479	37,304
Interest expense	7,062	8,575	21,841	26,130
Net interest income	3,911	3,724	11,638	11,174
Net commission and fee income	2,654	2,468	8,080	7,675
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,177	3,088	4,183	4,983
Net gains (losses) on derecognition of financial assets measured at amortized cost	4	5	8	(2)
Net gains (losses) on financial assets at fair value through other comprehensive income	7	(3)	40	37
Net income (loss) from equity method investments	19	18	(19)	14
Other income (loss)	(72)	169	242	274
Total noninterest income	3,789	5,746	12,533	12,980
Total net revenues	7,699	9,470	24,171	24,154

Earnings per common share

	Three months ended		Nine months ended
	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Earnings per common share:[1]
Basic	€ 0.85	€ 1.53	€ 2.39	€ 1.70
Diluted	€ 0.83	€ 1.50	€ 2.34	€ 1.67
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	1,955.7	1,980.9	1,958.6	1,997.4
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,999.9	2,026.2	2,001.3	2,040.6

1 Earnings were adjusted by € 728 million and € 574 million before tax for the coupons paid on Additional Tier 1 Notes in the second quarter of 2025 and 2024, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

Deutsche Bank
Earnings Report as of September 30, 2025

Consolidated statement of comprehensive income

	Three months ended		Nine months ended
in € m.	Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Profit (loss) recognized in the income statement	1,699	3,065	5,548	4,084
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(45)	(97)	(90)	(33)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(137)	(80)	(159)	(167)
Total of income tax related to items that will not be reclassified to profit or loss	2	74	(28)	35
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	8	269	371	3
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(7)	3	(40)	(37)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(25)	497	182	109
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(10)	82	(44)	243
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(233)	(894)	(3,175)	(499)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	(7)	3
Equity Method Investments
Net gains (losses) arising during the period	0	4	42	4
Total of income tax related to items that are or may be reclassified to profit or loss	(31)	(205)	(174)	15
Other comprehensive income (loss), net of tax	(480)	(347)	(3,121)	(324)
Total comprehensive income (loss), net of tax	1,219	2,718	2,427	3,759
Attributable to:
Noncontrolling interests	44	2	35	102
Deutsche Bank shareholders and additional equity components	1,175	2,716	2,392	3,657

Deutsche Bank
Earnings Report as of September 30, 2025

Provisions

As of September 30, 2025, the Group recognized € 2.4 billion (December 31, 2024: € 3.3 billion) in provisions on its balance sheet. The provisions relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The provisions as of September 30, 2025 are described below for civil litigation and regulatory matters and included in the Allowance for credit losses disclosures in this Earnings Report. Details on the Group’s provisions as of December 31, 2024, are disclosed in Deutsche Bank’s Annual Report 2024 in Note 10 “Restructuring”, Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

As of September 30, 2025, the Group recognized provisions relating to civil litigation of € 1.2 billion (December 31, 2024: € 1.9 billion) and provisions relating to regulatory enforcement matters of € 0.1 billion (December 31, 2024: € 0.2 billion). For some matters, for which the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provisions were recognized.

As previously disclosed, the Group is the defendant in several lawsuits by former Deutsche Postbank AG (Postbank) shareholders, regarding the adequacy of the purchase price of shares of Postbank paid by the bank in Deutsche Bank’s 2010 voluntary takeover offer of Postbank. At the end of April 2024, the Higher Regional Court of Cologne indicated in a hearing that it may find these claims valid in a later ruling. As a consequence, Deutsche Bank recognized a provision of € 1.3 billion in the second quarter of 2024 to provide for the amount of all pending claims and cumulative interest. In the third and fourth quarter of 2024, Deutsche Bank reached settlements which included the settlement of one of the two lead cases. In the second quarter of 2025, Deutsche Bank concluded further settlement agreements. Overall, Deutsche Bank had reached settlements with 90 % of the plaintiffs’ claims by value in the litigation (calculated based on the asserted shareholdings), which resulted in a partial release of the original provision in second quarter 2025. As of September 30, 2025, the residual plaintiff claims of € 110 million (including interest) are fully provisioned.

In 2021, 1Malaysia Development Berhad (1MDB) commenced proceedings at the Malaysian Courts against Deutsche Bank Malaysia Berhad (DBMB) with respect to three wire transfers carried out by DBMB on 1MDB’s behalf in 2009 and 2011. 1MDB claims damages in the amount of U.S. $ 1.1 billion (representing the total amount of the transactions) plus interest. At a hearing on July 11, 2025, the Court declined DBMB’s application for summary dismissal on time-bar grounds, ruling that the issue requires a full trial which is currently scheduled for January 2026. The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Civil litigation claims in relation to Banca Monte Dei Paschi di Siena (MPS) were filed against Deutsche Bank in the English Courts on September 30, 2025 by five former employees. The claims have not yet been served on Deutsche Bank, but are expected to be similar to a claim filed by another former employee in the German Courts in 2024 relating to alleged harm caused to his career by Italian criminal proceedings against him. The former employees were convicted in November 2019 by the Court of First Instance of Milan of aiding and abetting false accounting and market manipulation in relation to repo transactions that Deutsche Bank had entered into with MPS and a subsidiary of MPS in 2008. The individuals were given sentences and Deutsche Bank was found liable under Italian law. Following appeals filed by Deutsche Bank and the six individuals in 2022, the Milan Court of Appeal acquitted all Deutsche Bank defendants from all charges. Those acquittals were confirmed by the Supreme Court of Italy in October 2023. Deutsche Bank considers all such claims filed by the former employees against the bank to be entirely without merit and will defend itself against them robustly including disputing any inflated or unrealistic alleged losses. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Deutsche Bank
Earnings Report as of September 30, 2025

General and administrative expenses included expenses for civil litigation and regulatory enforcement matters of € 96 million for the three months ended September 30, 2025 (€ (344) million for the three months ended September 30, 2024) and € 28 million for the nine months ended September 30, 2025 (€ 1,376 million for the nine months ended September 30, 2024). The increase over the prior-year three-month period was mainly attributable to prior year’s partial release of the Postbank takeover litigation provision. The decrease over the prior-year nine-month period was mainly attributable to prior year’s Postbank takeover litigation provision.

For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that as of September 30, 2025, these contingent liabilities are € 1.1 billion for civil litigation matters (December 31, 2024: € 0.6 billion) and € 5.9 million for regulatory enforcement matters (December 31, 2024: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several, and where the Group expects any such liability to be paid by a third party.

For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote on other significant civil litigation and regulatory enforcement matters, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.

For additional details on civil litigation and regulatory enforcement matters or groups of similar matters (some of which consist of a number of proceedings or claims) for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, see Note 27 “Provisions” in Deutsche Bank’s Annual Report 2024 in the section captioned “Current Individual Proceedings”. The disclosed matters in Note 27 “Provisions” include matters for which the possibility of a loss is more than remote, but for which the Group cannot reliably estimate the possible loss.

Deutsche Bank
Earnings Report as of September 30, 2025

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after Additional Tier 1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 19% for the third quarter of 2025 and 28% for the prior year’s comparative period. The tax rate was 26% for the nine months ended September 30, 2025, and 32% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for the third quarter of 2025 and all quarters in 2024.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

Deutsche Bank
Earnings Report as of September 30, 2025

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	670	965	683	237	(453)	2,102
Profit (loss)	482	695	492	171	(141)	1,699
Profit (loss) attributable to noncontrolling interests	0	0	0	0	46	46
Profit (loss) attributable to DB shareholders and additional equity components	482	695	492	171	(187)	1,653
Profit (loss) attributable to additional equity components	40	82	50	8	29	210
Profit (loss) attributable to Deutsche Bank shareholders	443	613	442	162	(216)	1,443
Average allocated shareholders’ equity	11,978	23,700	14,667	5,132	12,213	67,690
Deduct: Average allocated goodwill and other intangible assets[1]	1,024	851	681	2,819	1,380	6,756
Average allocated tangible shareholders’ equity	10,954	22,849	13,986	2,312	10,833	60,934
Post-tax return on average shareholders’ equity	14.8%	10.3%	12.1%	12.7%	N/M	8.5%
Post-tax return on average tangible shareholders’ equity	16.2%	10.7%	12.6%	28.1%	N/M	9.5%

N/M – Not meaningful

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded

	Three months ended Sep 30, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	545	814	312	168	2,393	4,231
Profit (loss)	392	586	225	121	1,742	3,065
Profit (loss) attributable to noncontrolling interests	0	0	0	0	32	32
Profit (loss) attributable to DB shareholders and additional equity components	392	586	225	121	1,710	3,033
Profit (loss) attributable to additional equity components	33	69	42	7	22	172
Profit (loss) attributable to Deutsche Bank shareholders	360	517	183	113	1,688	2,861
Average allocated shareholders’ equity	11,654	23,759	13,949	5,352	11,278	65,991
Deduct: Average allocated goodwill and other intangible assets[1]	766	783	(24)	2,955	2,271	6,752
Average allocated tangible shareholders’ equity	10,888	22,976	13,972	2,396	9,007	59,239
Post-tax return on average shareholders’ equity	12.4%	8.7%	5.3%	8.5%	N/M	17.3%
Post-tax return on average tangible shareholders’ equity	13.2%	9.0%	5.2%	18.9%	N/M	19.3%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded

Deutsche Bank
Earnings Report as of September 30, 2025

	Nine months ended Sep 30, 2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	2,039	3,337	1,778	666	(315)	7,504
Profit (loss)	1,468	2,403	1,280	480	(83)	5,548
Profit (loss) attributable to noncontrolling interests	0	0	0	0	136	136
Profit (loss) attributable to DB shareholders and additional equity components	1,468	2,403	1,280	480	(219)	5,411
Profit (loss) attributable to additional equity components	116	237	147	25	79	605
Profit (loss) attributable to Deutsche Bank shareholders	1,352	2,165	1,133	455	(299)	4,807
Average allocated shareholders’ equity	12,231	23,970	14,752	5,316	12,082	68,352
Deduct: Average allocated goodwill and other intangible assets[1]	942	846	399	2,923	1,718	6,827
Average allocated tangible shareholders’ equity	11,289	23,125	14,353	2,394	10,363	61,524
Post-tax return on average shareholders’ equity	14.7%	12.0%	10.2%	11.4%	N/M	9.4%
Post-tax return on average tangible shareholders’ equity	16.0%	12.5%	10.5%	25.4%	N/M	10.4%

N/M – Not meaningful

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded

	Nine months ended Sep 30, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	1,762	2,824	1,042	449	(83)	5,994
Profit (loss)	1,268	2,033	751	324	(292)	4,084
Profit (loss) attributable to noncontrolling interests	0	0	0	0	106	106
Profit (loss) attributable to DB shareholders and additional equity components	1,268	2,033	751	324	(398)	3,978
Profit (loss) attributable to additional equity components	87	185	111	19	67	470
Profit (loss) attributable to Deutsche Bank shareholders	1,181	1,848	639	304	(464)	3,508
Average allocated shareholders’ equity	11,495	23,593	13,836	5,308	11,508	65,741
Deduct: Average allocated goodwill and other intangible assets[1]	769	799	139	2,956	2,042	6,706
Average allocated tangible shareholders’ equity	10,726	22,794	13,697	2,352	9,467	59,035
Post-tax return on average shareholders’ equity	13.7%	10.4%	6.2%	7.6%	N/M	7.1%
Post-tax return on average tangible shareholders’ equity	14.7%	10.8%	6.2%	17.3%	N/M	7.9%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded

Profit (loss) before tax excluding Postbank takeover litigation provision

Profit (loss) before tax excluding Postbank takeover litigation provision is defined as reported profit (loss) before tax adjusted for the Postbank takeover litigation provision. The Group believes that a presentation of Profit (loss) before tax excluding Postbank takeover litigation provision provides a more meaningful depiction of the costs associated with its operating businesses and of its financial performance

in € m. (unless stated otherwise)	Three months ended Sep 30, 2025	Three months ended Sep 30, 2024		Nine months ended Sep 30, 2025	Nine months ended Sep 30, 2024
Profit (loss) before tax	2,102	4,231		7,504	5,994
Adjustment for Postbank takeover litigation provision	0	(432)	[1]	(85)	904
Profit (loss) before tax excluding Postbank takeover litigation provision	2,102	3,799		7,419	6,897

1 € 432 million adjustment consisting of a provision release of € 444 million related to settlements reached net of € 12 million accrued interest in the third quarter 2024 on the remaining provision

Deutsche Bank
Earnings Report as of September 30, 2025

Net interest income in the key banking book segments

Net interest income in the key banking book segments is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is net interest income. Key banking book segments are defined as the Group’s business segments for which net interest income from banking book activities represent a material part of the overall revenue. Net interest income in the key banking book segments is calculated as the Group’s total net interest income excluding other funding effects (e.g., centrally held funding costs) and impacts driven by accounting asymmetry in the recognition of the Group’s trading book and related hedging activities. The Group believes that a presentation of net interest income in the key banking book segments provides a more meaningful depiction of the net interest income associated with the Group’s operating businesses.

The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments.

in € m. (unless stated otherwise)	Three months ended Sep 30, 2025	Three months ended Sep 30, 2024	Nine months ended Sep 30, 2025	Nine months ended Sep 30, 2024

Group
Net interest income	3,911	3,724	11,638	11,174
Key banking book segments and other funding effects[1]	3,305	3,234	9,899	9,863
Key banking book segments	3,357	3,250	10,125	9,972
Other funding effects[1]	(52)	(15)	(225)	(108)
Accounting asymmetry driven[2]	606	490	1,738	1,311
Average interest earning assets[3] (in € bn)	1,034	1,006	1,036	994
Net interest margin[4]	1.5%	1.5%	1.5%	1.5%

Key banking book segments
Corporate Bank
Net interest income	1,100	1,195	3,429	3,741
Average interest earning assets[3] (in € bn)	131	127	130	125
Net interest margin[4]	3.4%	3.8%	3.5%	4.0%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	699	629	2,167	1,932
Average interest earning assets[3] (in € bn)	104	96	104	94
Net interest margin[4]	2.7%	2.6%	2.8%	2.7%

Private Bank
Net interest income	1,557	1,426	4,528	4,299
Average interest earning assets[3] (in € bn)	250	260	254	262
Net interest margin[4]	2.5%	2.2%	2.4%	2.2%

Total Key banking book segments
Net interest income	3,357	3,250	10,125	9,972
Average interest earning assets[3] (in € bn)	485	484	488	482
Net interest margin[4]	2.8%	2.7%	2.8%	2.8%

1Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other

2Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury; which are not key banking book segments

3Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year

4For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

Deutsche Bank
Earnings Report as of September 30, 2025

Adjusted costs/nonoperating costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting impairment of goodwill and other intangible assets, litigation charges, net, and restructuring and severance, in total referred to as nonoperating costs, from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with its operating businesses.

	Three months ended Sep 30, 2025
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,150	1,703	1,647	433	246	5,180
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	9	35	6	(1)	46	96
Restructuring and severance	5	22	19	3	0	49
Total nonoperating costs	14	57	25	2	47	145
Adjusted costs	1,136	1,646	1,622	431	199	5,034

	Three months ended Sep 30, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,171	1,578	1,802	441	(246)	4,744
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	5	3	1	(0)	(353)	(344)
Restructuring and severance	16	18	10	4	(6)	42
Total nonoperating costs	21	21	11	4	(359)	(302)
Adjusted costs	1,150	1,557	1,790	437	113	5,047

Prior year’s comparatives aligned to presentation in the current year

	Nine months ended Sep 30, 2025
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,444	4,953	5,026	1,338	593	15,355
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	(21)	31	(11)	6	24	28
Restructuring and severance	23	50	77	7	8	166
Total nonoperating costs	2	81	66	13	32	194
Adjusted costs	3,442	4,873	4,960	1,325	562	15,161

	Nine months ended Sep 30, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,556	4,889	5,411	1,350	1,545	16,751
Nonoperating costs:
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	89	99	16	15	1,157	1,376
Restructuring and severance	49	70	113	12	(0)	243
Total nonoperating costs	138	169	129	27	1,157	1,619
Adjusted costs	3,418	4,720	5,283	1,323	388	15,131

Prior year’s comparatives aligned to presentation in the current year

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes, revenues and costs.

Deutsche Bank
Earnings Report as of September 30, 2025

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) allows for better comparability with the Group’s competitors.

in € b. (unless stated otherwise)	Sep 30, 2025	Dec 31, 2024
Total assets	1,395	1,391
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	174	230
Deduct: Derivatives cash collateral received / paid	58	59
Deduct: Securities Financing Transactions credit line netting	6	2
Deduct: Pending settlements netting	48	13
Net assets (adjusted)	1,110	1,087

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Sep 30, 2025	Dec 31, 2024
Total shareholders’ equity (Book value)	67,923	68,709
Goodwill and other intangible assets[1]	(6,781)	(6,962)
Tangible shareholders’ equity (Tangible book value)	61,141	61,747

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS

Basic shares outstanding

in million (unless stated otherwise)	Sep 30, 2025	Dec 31, 2024
Number of shares issued	1,948.3	1,994.7
Treasury shares	(37.3)	(49.6)
Vested share awards	35.9	38.5
Basic shares outstanding	1,946.8	1,983.6

Book value per basic share outstanding in €	34.89	34.64
Tangible book value per basic share outstanding in €	31.41	31.13

Deutsche Bank
Earnings Report as of September 30, 2025

Imprint

Deutsche Bank
Aktiengesellschaft

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60262 Frankfurt am Main
Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations
+49 800 910-8000
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AGM Hotline:
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Publication
Published on October 29, 2025

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 13, 2025, under the heading “Risk Factors”.